

ANNUAL REPORT 2004




MAIN STREET
RESTAURANT GROUP, INC.



P.E.
12-27-04




T.G.I.
FRiDAYS


THE
BAMBOO CLUB
ASIAN BISTRO


REDFISH



# Corporate Profile

Main Street Restaurant Group is the world's largest franchisee of T.G.I. Friday's restaurants, currently operating 52 T.G.I. Friday's restaurants and holding development rights in the states of Arizona, California, Nevada and New Mexico, plus the metropolitan area of Kansas City, Missouri.

The Company also owns the concepts and rights to The Bamboo Club Asian Bistro and Redfish Seafood Grill and Bar restaurant brands, currently operating 12 Bamboo Club and four Redfish restaurants. In addition, the Company operates one Alice Cooper'stown restaurant under license agreement in Cleveland, Ohio.

# Selected Financial Highlights

This data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and the notes thereto and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report.

Main Street Restaurant Group and Subsidiaries (In thousands, except for per share amounts)

| Fiscal Year Ended | Dec. 27, 2004 | Dec. 29, 2003 (as restated) | Dec. 30, 2002 (as restated) | Dec. 31, 2001 (as restated) | Dec. 25, 2000 (as restated) |
|---|---|---|---|---|---|
| **Statement of Operations Data:** | | | | | |
| Revenue | $ 224,751 | $ 224,494 | $ 220,151 | $ 211,823 | $ 186,542 |
| Restaurant operating expenses: Cost of sales | 59,025 | 60,299 | 61,270 | 59,139 | 53,671 |
| Operating income (loss)[3] | 4,747 | (1,454) | (3,491) | 2,921 | 7,418 |
| Net income (loss)[1][2][3] | $ 953 | $ (2,144) | $ (8,750) | $ (259) | $ 3,548 |
| Diluted earnings per share: | | | | | |
| Net income (loss)[1][2][3] | $ 0.07 | $ (0.15) | $ (0.62) | $ (0.01) | $ 0.33 |
| Weighted average shares outstanding – diluted | 14,649 | 14,179 | 14,105 | 14,048 | 11,117 |
| **Balance Sheet Data:** | | | | | |
| Working capital (deficiency)[3] | $ (19,701) | $ (17,946) | $ (15,822) | $ (8,135) | $ (7,219) |
| Total assets | 103,172 | 106,207 | 112,395 | 112,462 | 108,261 |
| Long-term debt, net of current portion | 42,292 | 47,869 | 51,998 | 47,232 | 44,395 |
| Stockholders' equity[3] | 29,285 | 28,124 | 28,816 | 39,686 | 40,026 |

(1) Fiscal 2004, 2003, 2002 and 2000 include a charge of $80,000, $270,000, $46,000 and $16,000 respectively, for early extinguishment of debt.
(2) Fiscal 2002 includes a full valuation allowance against deferred tax assets.
(3) Amounts have been adjusted as a result of the restatement discussed in the footnotes to the financial statements.

# OUR MISSION IS TO BE A HIGH PERFORMANCE RESTAURANT COMPANY KNOWN FOR OUR COMMITMENT TO DEVELOPING OUR EMPLOYEES AND CREATING MEMORABLE MOMENTS FOR EVERY GUEST.


T.G.I.
FRiDAYS


THE
BAMBOO CLUB.
ASIAN BISTRO


REDFISH



---

## 2004

### TOTAL REVENUES
(Dollars in millions)


$220
165
110
55
0
00
01
02
03
04

### TOTAL ASSETS
(Dollars in millions)


$112
84
56
28
0
00
01
02
03
04

### SALES GROWTH
(Annual same-store)


8%
6%
4%
2%
0%
00
01
02
03
04

# DEAR SHAREHOLDERS,

If there was a single word to describe 2004 it would be change. For in addition to executing countless new operational, financial and marketing initiatives we even went so far as to change the name of the Company to Main Street Restaurant Group.



William G. (Bill) Shrader
*President and Chief Executive Officer*

The change was made to further clarify and emphasize our ability to both manage and grow multiple concepts under one corporate roof. With respect to all of these changes, I firmly believe we are on the right track. Nevertheless, we must continue to build an internal mindset at every level of the organization that thrives on ever-changing market conditions and that, more importantly, is nimble enough to capitalize on, and incorporate such dynamics into the long term execution of our Business Plan; the goal of which is to be the best restaurant operator in our class.

While 2004 was marked by many positive changes within Main Street the year was not without its challenges. Our Company faced higher commodity costs, inconsistent results related to various aspects of Carlson's advertising campaigns for Friday's, and lost operating days due to the disastrous hurricanes that plagued the Southeast. Still, we forged ahead making the appropriate and necessary decisions that would move the Company in the right direction and place us one step closer to our Best in Class goal.

Two of the most significant changes we made this year were to right-size the Company and retool the way we do business. These efforts entailed streamlining our corporate infrastructure, improving our supply chain, leveraging costs, strengthening our balance sheet, and operationalizing our systems in preparation for growing Main Street's restaurant portfolio in a disciplined manner. Specifically, at the corporate level we reorganized our structure by consolidating key operating positions, eliminating redundancies and streamlining department functions. Equally important as the realization of an estimated annual cost savings of $1.0 million is the fact that these measures in no way compromised the guest experience or our restaurant development efforts. We are extremely pleased with our newfound efficiencies and operational effectiveness. Best of all, we were able to fulfill our commitment to limit general and administrative costs to 4.0% of sales; this in spite of increased legal, consulting, technology, and transportation expenses.

Our supply chain group played an integral role in Main Street's pledge to reduce costs wherever possible. They made significant and measurable progress in product sourcing by capitalizing on the power of group purchasing and negotiating stronger, more price-driven supplier contracts. In all, their efforts boosted restaurant profit margins to the highest level in 10 years — even as the Company battled increased costs in key commodities such as beef, chicken and dairy. And, while we anticipate some commodity cost increases in 2005, particularly in the dairy market, the Company is favorably positioned to deal with a certain amount of price fluctuations due to the fact that our menus are sufficiently diverse, thereby defraying and limiting the financial impact on our overall cost of sales.

## Restaurant Portfolio

*T.G.I. Friday's*

Main Street's portfolio leader capitalized on consumers' increased demand for healthier fare, specifically in the low-carb lifestyle arena, by entering into a strategic alliance with Atkins Nutritionals. Our Friday's restaurants currently have 9 Atkins-approved items featured on the menu including several items that were added in early 2004. More than virtually any other major casual dining chain, Friday's seized the moment by introducing

Atkins at a time when healthier living was truly taking center stage on the country's national agenda. To that end, we are gratified that the brand is, and will continue to be, associated with healthful and delicious alternatives for the health-conscious diner.

As we've stated in the past, effective TV advertising for Friday's is key to driving customer traffic. The learnings of 2004 emphasized the criticality of staying on message, reinforcing brand strengths and using highly targeted content. As the year progressed it became clear that when a particular ad campaign was upbeat, showcased tantalizing food including the Atkins-friendly menu, and communicated value, the response in customer traffic was overwhelming. Looking to 2005, we believe the underlying message in future TV campaigns will be even more concise and targeted. As a result, we are optimistic about our ability to increase guest counts year over year.

Finally, earlier this year we concluded negotiations for a new restaurant development agreement with Carlson Restaurants Worldwide, the owner and franchisor of the T.G.I. Friday's restaurant concept. Therefore, we intend to open 16 new Friday's restaurants by the end of 2009 including three in 2005. Of the 16, roughly 10 will be built in Southern California which is a region that affords us the advantage of readily leveraging our local market know-how. In addition, we have been working diligently with a highly regarded real estate consulting firm to identify future locations. Tapping into their vast experience and market insight we are convinced that we will be able to make more prudent and strategic decisions as we move forward with our plans to re-accelerate Friday's development and market presence.

*The Bamboo Club Asian Bistro*

Our proprietary concept, The Bamboo Club Asian Bistro, remains in the early stages of its development and as such has required a great deal of focus in terms of brand positioning. Be that as it may, we have made progress in the overall branding of the concept. In an effort to field test and further define the brand's target audience(s) the Company unveiled a promotional program called Passport to Extraordinary Asian Cuisine. It featured a wide variety of innovative food items from six different countries over a six-month period. The initiative proved to be fertile research ground in two regards. First, we validated the "likes and dislikes" of our primary demographic known as taste-cravers, those who enjoy the uniqueness of our food and style of our presentation. Second, we gleaned invaluable customer data in connection with potentially permanent additions to our regular menu. In fact, we added a number of items to our recently rolled-out new menu as a result of this successful pilot.


As of March 1, 2005
Michigan (1)
Ohio (3)
Illinois (1)
Kansas (3)
California (34)
Missouri (1)
Arizona (18)
North Carolina (1)
New Mexico (2)
Florida (2)
T.G.I. FRIDAY'S
Currently Open
Future
THE BAMBOO CLUB
Currently Open
REDFISH
Currently Open
ALICE COOPER'STOWN
Currently Open

While results at current locations are somewhat mixed due in part to the fact that the cycle-to-profitability has proven longer than originally expected, we continue to be optimistic about The Bamboo Club's validation in the marketplace. Local market accolades and awards such as "Best Asian Restaurant in Arizona" for two years in a row underscore our optimism. In 2004, we opened our thirteenth restaurant at Fair Oaks Mall in Fairfax, Virginia, however there are no additional units scheduled for opening in 2005. Instead the emphasis will be on improving operations at existing locations, reviewing the site selection process, and reformatting the building prototype.

*(continued on page 4)* ▷



*(continued from page 3)*

## Financial Results

Total revenue for 2004 was $224 million, essentially flat to the prior year. It should be noted that our tepid top-line growth belies the year-over-year change in our portfolio more than any other determining factor. Our 2.4% growth in same-store sales, mainly at T.G.I. Friday's, while not stellar, did occur in the face of skittish consumer spending and increases in both gasoline and energy costs.

Excluding one-time events and charges, the Company increased EBITDA 16% to $15.6 million and achieved our full year guidance. In addition, we expanded our gross profit margin over 50 basis points. Turning to the balance sheet, Main Street ended the year with $5.6 million in cash and $46.1 million in total debt — the lowest level since 2000. We look to reduce our debt level even further in 2005 and this disciplined approach should reduce our interest expense while increasing cash flow by approximately $1.0 million on an annualized basis. In short, we are focused on realizing the full profitability of all of our brands as we strengthen our balance sheet for future opportunities.

## Conclusion

As my first year as Main Street's Chief Executive Officer comes to a close I want to thank you, our shareholders, for the confidence and trust you placed in me to lead our Company. Surrounded by a dedicated team that is eager to achieve measurable results and embrace the challenge of an ever-changing marketplace, I believe that a firm operational and financial foundation has now been established for Main Street. 2004 saw many changes within and without our organization. No doubt 2005 will feature changes and perhaps challenges of its own, but given the tremendous strides we have made over the last twelve months I am convinced that we have positively positioned the business for the future. This year we will focus on relentless improvements to the operating side of our Company while executing a disciplined paradigm for growing our restaurant portfolio. I sincerely look forward to sharing with you our ongoing progress as we build a better and bigger Main Street Restaurant Group.

WILLIAM G. SHRADER
*President and Chief Executive Officer*

# T.G.I. FRIDAY'S®











*Sizzling NY Strip with Bleu Cheese and a side of broccoli is just one of several popular new Atkins®-approved menu items introduced late in 2003 by T.G.I. Friday's.*

## *Promotion Adds Value and Healthy Nutrition for Our Customers*

The T.G.I. Friday's franchise represents the core brand in Main Street Restaurant Group's diverse portfolio. As the world's largest franchisee of Friday's, the Company currently operates 52 Friday's restaurants in Arizona, California, New Mexico, Nevada and Kansas City. Friday's restaurants are full-service dining establishments featuring freshly-prepared popular dishes, beverages and family fun.


ATKINS

One of the premier and most trusted brands in the United States, Friday's offers upbeat service provided by a friendly, well-trained staff in a relaxed and casual setting.

Since 2003, T.G.I. Friday's has partnered with world-renowned Atkins Nutritionals, Inc. to develop and serve Atkins-approved low carbohydrate appetizers and entrées. These items have added a whole new dimension for our guests who are looking for a great place to dine and a flavorful way to manage their carbohydrate intake.

Now, every one of our Friday's is standing proof that there really is more to life than just bread alone!

# THE BAMBOO CLUB Asian Bistro

## *Asian Cuisine with a Unique 'Twist'*

Reflecting the growing popularity of The Bamboo Club brand across the U.S., Bamboo Clubs were awarded first place in the Asian Restaurant category in the recently released 2004 edition of *RankingArizona*. This "Best of Arizona Business" special issue is compiled annually by *AzBusiness Magazine*, the state's leading business publication.

Hitting the number one slot was the direct result of Arizonans statewide casting their votes over a one-year period for The Bamboo Club Asian Bistro.

Of the *RankingArizona* award, Main Street CEO Bill Shrader says, "We are thrilled that people felt strongly enough about The Bamboo Club to vote us number one. It's a real honor and we are committed to delivering the best of Bamboo to guests everywhere."

Originally a one-off dining venue in Phoenix's upscale Biltmore Fashion Park, The Bamboo Club is becoming a national dining phenom.

With five restaurants strategically sprinkled around Arizona and another seven to date, in high-profile locations throughout the country, The Bamboo Club Asian Bistro is no longer a well-kept secret among taste-cravers, business people or friends looking for a flavorful night out.

The Bamboo Club features flavors and textures not seen in typical Asian restaurants. Menu selections are drawn from the Far East, Pacific Rim and Asia, and then given a unique twist.

Corporate Executive Chef Ben McCarter says, "Whether fine tuning a traditional dish or creating a whole new one, I strive for the right balance between creativity and authenticity."


The Bamboo Club
Asian Bistro
Voted
#1 Asian
Restaurant
2004
Ranking
Arizona

The Bamboo Club's five Arizona locations are in Phoenix, Scottsdale, Tempe and Tucson. Locations in other states include Tampa and West Palm Beach, Florida; Fairfax, Virginia; Raleigh, North Carolina; King of Prussia, Pennsylvania; Novi, Michigan; and Newport, Kentucky.



*Executive VP of Operations Stuart Gee (left) and Corporate Executive Chef Ben McCarter.*





*The 11th Bamboo Club in Phoenix's Desert Ridge Marketplace opened in September 2003. Featuring two stories and multi-use dining areas, this 7,500 sq. ft. stand-alone prototype will be used as a model for future restaurants.*

# REDFISH Seafood Grill and Bar

## *Where Mardi Gras is All Year 'Round*



An authentically New Orleans French Quarter-themed restaurant, Redfish has four locations in Chicago, Cincinnati, Scottsdale and Chandler, Arizona. Redfish is a casual dining destination featuring full-service offerings of a broad selection of Southern hospitality along with traditional favorites and distinctive fresh seafood, steak and other New Orleans classics.

Redfish restaurants take our guests on a journey to New Orleans' French Quarter with its Voodoo Lounge which features live music and exciting entertainment in the evenings.

From our Express Lunch to the best happy hour in town, Redfish has something to offer everyone.





# ALICE COOPER'STOWN in Cleveland

## *An All-Star Lineup*

Alice Cooper'stown, "Where Rock & Roll and Sports Collide," is conveniently located near Jacob's Field, Gund Arena and the CSU Convention Center in downtown Cleveland. Named after the historical baseball hall of fame and legendary rock star, Alice Cooper, the restaurant specializes in BBQ and home-style cooking. Alice's menu features All-American comfort foods with a rockin' twist, like the "Rockin' Reuben" and "Rock City Chili." The restaurant also features sports and music memorabilia, a dramatic video wall behind the bar, and more than 50 televisions throughout the restaurant so customers can enjoy their favorite sports event from anywhere in the restaurant.



*Baby Back Pork Ribs were featured by Alice Coopers'town in its successful 2003 "Billion Dollar Babies" promotion.*



# Board of Directors



## John F. Antioco

*Chairman and Chief Executive Officer*
*Blockbuster Entertainment Inc.*
*Dallas, Texas*

A member of Main Street's Board since January 1996 and its Chairman since August 1996, Mr. Antioco has served as Chairman and CEO of Blockbuster Entertainment since July 1997. Earlier, he served as President and CEO of Taco Bell Corp from 1996 to 1997, and as President, CEO and later Chairman of The Circle K Corporation from 1993 to 1996.



## Bart A. Brown, Jr.

*Retired Chief Executive Officer*
*Main Street Restaurant Group*
*Phoenix, Arizona*

Main Street's CEO through March 31, 2004, and a director since December 1996, Mr. Brown also served as President of the Company from 1996 to 2001. Previously, he was affiliated with Investcorp International, an investment banking firm, serving at that company's request as Chairman and CEO of Color Tile, Inc. during 1995 and 1996, and was Chairman of the Board of The Circle K Corporation from 1990 to 1995.



## William G. Shrader

*President and Chief Executive Officer*
*Main Street Restaurant Group*
*Phoenix, Arizona*

Mr. Shrader has served Main Street as President since 2001 and as Chief Operating Officer and a director since 1999. Before joining the Company, he served as Senior VP of Marketing for Tosco Marketing Corporation from 1997 to 1999, and held several positions with Circle K Stores, Inc. from 1992 to 1997, including President of the Arizona Region and President of the Petroleum Product/Services Division. Earlier, he was with The Southland Corporation for 16 years, departing as its National Director of Gasoline Marketing.



## John C. Metz

*Chairman*
*Metz Enterprises, Inc.*
*Dallas, Pennsylvania*

A director of the Company since 1996, Mr. Metz has been Chairman and CEO of Metz Enterprises, Inc., a contract food management and retail restaurant company, since 1987. He was previously President and CEO of Custom Management Corporation, a food management company, from 1967 until 1987.



## Wanda Williams

*Sulphur, Louisiana*

A Main Street director since 2001, Ms. Williams is retired with 30 years of Human Resources experience in public companies. She was VP of Human Resources for Tosco Marketing Corporation from 1996 to 2002 and Circle K Corporation from 1992 to 1996. Before that, she served both Southland Corporation and Citgo Petroleum as Corporate Personnel Manager.



## Kenda Gonzales

*Chief Financial Officer*
*Apollo Group*
*Phoenix, Arizona*

Ms. Gonzales, a Main Street director since 2003, has served since 1998 as Chief Financial Officer of Apollo Group, a public company which owns and operates the nationwide University of Phoenix. Between 1985 and 1998 she held CFO and Senior Executive Vice President positions first at Continental Homes Holding Corp. and later at UDC Homes, Inc. Earlier, she was a CPA with Peat, Marwick, Mitchell and Company.



## Sergio Zyman

*Chairman*
*Zyman Marketing Group*
*Atlanta, Georgia*

A director since November 2003, Mr. Zyman adds an important new dimension to Main Street's Board. The author of three brand-building and advertising books, he is a nationally noted marketing authority. Prior to founding his present group of international marketing consultants, he was Coca-Cola Company's chief marketing strategist for nearly 13 years.


MAIN STREET
RESTAURANT GROUP, INC.

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**WASHINGTON, D.C. 20549**

# FORM 10-K

## ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**For the Fiscal Year Ended December 27, 2004** **Commission File Number: 0-18668**

# MAIN STREET RESTAURANT GROUP, INC.

(Exact name of registrant as specified in its charter)

| **DELAWARE**<br>(State or other jurisdiction of incorporation or organization) | **11-2948370**<br>(I.R.S. Employer Identification No.) |
|---|---|
| **5050 NORTH 40TH STREET**<br>**SUITE 200, PHOENIX, ARIZONA**<br>(Address of principal executive offices) | **85018**<br>(Zip Code) |

**(602) 852-9000**
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:
**None**

Securities registered pursuant to Section 12(g) of the Act:
**Common Stock, $.001 par value**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☐

At June 28, 2004, the last business day of the registrant's second fiscal quarter, there were outstanding 14,642,000 shares of the registrant's common stock, $.001 par value. The aggregate market value of common stock held by nonaffiliates of the registrant (8,414,237 shares) based on the last reported sale price of the common stock as reported on the Nasdaq National Market on June 28, 2004, ($2.05 per share) was $17,249,186. For purposes of this computation, all officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed an admission that such officers, directors, or 10% beneficial owners are, in fact, affiliates of the registrant.

Documents incorporated by reference: Portions of the registrant's Proxy Statement for the 2005 Annual Meeting of Stockholders are incorporated by reference into Part III.

**MAIN STREET RESTAURANT GROUP, INC.**

ANNUAL REPORT ON FORM 10-K

FISCAL YEAR ENDED DECEMBER 27, 2004

TABLE OF CONTENTS



**Statement Regarding Forward-Looking Statements**

The statements contained in this Report on Form 10-K that are not purely historical are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding our "expectations," "anticipation," "intentions," "beliefs," or "strategies" regarding the future. Forward-looking statements also include statements regarding revenue, margins, expenses, asset impairment charges, and earnings analysis for fiscal 2005 and thereafter; future restaurant operations and new restaurant acquisitions or development or dispositions; the restaurant industry outlook in general; and liquidity and anticipated cash needs and availability. All forward-looking statements included in this Report are based on information available to us as of the filing date of this Report, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from the forward-looking statements in this Report. A variety of factors could cause our actual results to differ materially from the forward-looking statements, including the factors discussed in Item 1, "Business – Special Considerations."

## PART I

### ITEM 1. BUSINESS

*General Overview*

We are the world's largest franchisee of TGI Friday's restaurants, currently owning 52 TGI Friday's restaurants. In addition, we own and operate 13 Bamboo Club "Asian Bistro" restaurants. We also own four Redfish Seafood Grill and Bar restaurants and operate an Alice Cooper'stown restaurant in Cleveland, Ohio, pursuant to a license agreement with Celebrity Restaurants, L.L.C., the owner of the exclusive rights to operate Alice Cooper'stown restaurants. Our sales in 2004 were approximately $224 million, and we operate in 14 states.

TGI Friday's restaurants are full-service, casual dining establishments featuring a wide selection of freshly prepared, popular foods and beverages served by well-trained, friendly employees in relaxed settings. Bamboo Club "Asian Bistro" restaurants are full-service, casual plus restaurants that feature an extensive and diverse menu of innovative and tantalizing Pacific Rim cuisine. Redfish Seafood Grill and Bar restaurants are full-service, casual dining restaurants that feature a broad selection of New Orleans style fresh seafood, Creole and seafood cuisine, and traditional southern dishes, as well as a "Voodoo" style lounge, all under one roof. Alice Cooper'stown restaurants are rock and roll and sports themed and feature a connection to the music celebrity Alice Cooper.

We own the exclusive rights to develop additional TGI Friday's restaurants in Southern California, Nevada, Arizona, New Mexico, and El Paso, Texas and own TGI Friday's restaurants in the metropolitan areas of Kansas City, Kansas, and Kansas City, Missouri. We own the Bamboo Club and Redfish brands. Our strategy is to:

- Capitalize on the brand-name recognition and goodwill associated with TGI Friday's restaurants;
- Expand our restaurant operations through:
  - the development of an additional 16 TGI Friday's restaurants by 2009 in our existing development territories,
  - the limited development of additional Bamboo Club restaurants in certain key markets in the United States when our development capital allows, and
  - the possible acquisition or development of restaurants operating under other restaurant concepts; and
- Improve our profitability by continuing to enhance the dining experience of our guests and improving operating efficiency at all of our restaurant brands;
- Reduce our long-term debt; and
- Sell non-core assets or restaurants in non-core markets.

We may explore opportunities to franchise Bamboo Club and Redfish concepts to third parties in the future.

We were incorporated in December 1988. On July 15, 2004, we changed our name from Main Street and Main Incorporated to Main Street Restaurant Group, Inc. We maintain our principal executive offices at 5050 North 40th Street, Suite 200, Phoenix, Arizona 85018, and our telephone number is (602) 852-9000. Our website is located at www.mainandmain.com. Through our website, we make available free of charge our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on

Form 8-K, our proxy statements, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These reports are available as soon as reasonably practicable after we electronically file those reports with the Securities and Exchange Commission. We also post on our website the charters of our Audit Committee, Compensation Committee, and Nominations and Governance Committee; our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or NASDAQ regulations. These documents are also available in print to any stockholder requesting a copy from our corporate secretary at our principal executive offices. As used in this Report, the terms "we," "our," "us," the "Company", our company, and "Main Street" refers to Main Street Restaurant Group, Inc. and its subsidiaries and operating divisions.

***Operations***

**The TGI Friday's Concept**

The TGI Friday's concept is franchised by TGI Friday's Inc., a wholly owned subsidiary of Carlson Restaurants Worldwide, Inc., a wholly owned subsidiary of Carlson Companies Inc., which is a diversified company with business interests in the restaurant and hospitality industries. The first TGI Friday's restaurant was opened in 1965 in New York City. TGI Friday's Inc. and its predecessors have conducted a business since 1972 that is substantially similar to the business currently conducted by its franchisees. As of December 27, 2004, TGI Friday's Inc., had 267 franchisor-operated and 492 franchised TGI Friday's restaurants operating worldwide. On December 27, 2004, TGI Friday's Inc. owned 53,016 shares, or approximately 0.036%, of our outstanding common stock. Holders of our common stock do not have any financial interest in TGI Friday's Inc., and TGI Friday's Inc. has no responsibility for the contents of this report.

TGI Friday's restaurants are full-service, casual dining establishments featuring a wide selection of high-quality, freshly prepared popular foods and beverages, including a number of innovative and distinctive menu items, such as menu items featuring "Jack Daniel's" sauces. The restaurants feature quick, efficient, and friendly table service designed to minimize customer-waiting time and facilitate table turnover.

Our restaurants generally are open seven days a week between the hours of approximately 11:00 a.m. and 1:00 a.m. We have three locations that have curbside service in Chandler, Arizona, our Desert Ridge location (North Phoenix, Arizona), and Ontario, California. We believe that the design and operational consistency of all TGI Friday's restaurants enable us to benefit significantly from the name recognition and goodwill associated with TGI Friday's restaurants.

*The TGI Friday's System*

TGI Friday's restaurants are developed and operated pursuant to a specified system. TGI Friday's Inc. maintains detailed standards, specifications, procedures, and operating policies to facilitate the success and consistency of all TGI Friday's restaurants. To ensure that the highest degree of quality and service is maintained, each franchisee of TGI Friday's Inc., including our company, must operate each TGI Friday's restaurant in strict conformity with these methods, standards, and specifications. The TGI Friday's system includes:

- distinctive exterior and interior design, decor, color scheme, and furnishings;
- uniform specifications, procedures for operations, formal training, and standardized menus featuring special recipes and menu items;

- advertising and promotional programs;
- requirements for quality and uniformity of products and services offered; and
- requirements that franchisees purchase or lease from approved suppliers equipment, fixtures, furnishings, signs, inventory, recorded music, ingredients, and other products and materials that conform with the standards and specifications of TGI Friday's Inc.

The TGI Friday's system is identified by means of certain trade names, service marks, trademarks, logos, and emblems, including the marks TGI Friday's® and Friday's®. We believe the support as well as the standards, specifications, and operating procedures of TGI Friday's Inc. are important elements to our restaurant operations. Our policy is to execute these specifications, procedures, and policies to the highest level of standards of TGI Friday's Inc.

*Menu*

We attempt to capitalize on the innovative and distinctive menu items that have been an important attribute of TGI Friday's restaurants. The menu consists of more than 85 food items, including the following:

- appetizers, such as buffalo wings, stuffed potato skins, quesadillas, spinach dip, cheese sticks, and pot stickers;
- a variety of soups, salads, sandwiches, burgers, and pasta;
- southwestern, oriental, and American specialty items;
- beef, seafood, and chicken entrees, including Jack Daniel's®, grill items;
- a series of appetizers and entrees that are Atkins approved and low in carbohydrates;
- a children's menu; and
- desserts.

Beverages include a full bar featuring wines, beers, classic and specialty cocktails, after dinner drinks, soft drinks, milk, milk shakes, malts, hot chocolate, coffee, tea, frozen fruit drinks known as Friday's Smoothies™, and sparkling fruit juice combinations known as Friday's Flings®.

Menu prices range from $9 to $20 for beef, chicken, and seafood entrees; $9 to $13 for pasta and oriental and southwestern specialty items; $4 to $9 for salads, sandwiches, and burgers; and $6 to $13 for appetizers and soups. Each restaurant offers a separate children's menu with food entrees ranging from $2 to $3. Alcoholic beverage sales currently account for approximately 25% of total revenue.

*Restaurant Layout*

Each of our TGI Friday's restaurants is similar in terms of exterior and interior design. Each restaurant features a distinctive decor accented by red-and-white striped awnings, brass railings, stained glass, and eclectic memorabilia. Each restaurant has interior dining areas and bar seating. In 2004, TGI Friday's rolled out an updated design prototype that modified the exterior and interior designs for TGI Friday's restaurants. The updated designs provide a more modern look to the TGI Friday's concept. We plan to use this new design in all of our new restaurant construction and for all of our remodels. TGI Friday's Inc. has indicated that it will mandate future remodel requirements for all TGI Friday's restaurants to incorporate these new design features.

Most of our TGI Friday's restaurants are located in free-standing buildings. These restaurants normally contain between 5,500 and 9,000 square feet of space and average approximately 7,000 square feet. Most of our restaurants developed since 2001, however, contain 6,400 to 6,800 square feet of space. Our TGI Friday's restaurants contain an average of 60 dining tables, seating an average of 210 guests, and a bar area seating an average of approximately 30 additional guests.

*Construction Economics*

We estimate that our total cost of opening a new TGI Friday's restaurant currently ranges from $2,475,000 to $2,825,000, exclusive of annual operating expenses and assuming that we obtain the underlying real estate under a lease arrangement. These costs include approximately (a) $1,650,000 to $2,000,000 for building, improvements, and permits, including liquor licenses, (b) $600,000 for furniture, fixtures, and equipment, (c) $175,000 in pre-opening expenses, including hiring expenses, wages for managers and hourly employees, and supplies, and (d) $50,000 for the initial franchise fee. Actual costs, however, may vary significantly depending upon a variety of factors, including the site and size of the restaurant and conditions in the local real estate and employment markets.

**The Bamboo Club "Asian Bistro" Concept**

Bamboo Club "Asian Bistro" restaurants are full-service, casual plus restaurants that feature an extensive and diverse menu of innovative and tantalizing Pacific Rim cuisine. Bamboo Club restaurants use fresh ingredients and premium herbs and spices in creative combinations to serve high-quality food and beverages that deliver a unique combination of delicious taste, eye-appealing color, appetizing aroma, and delightful texture. The Bamboo Club concept has been designed to deliver a consistent and enjoyable dining experience to each guest in an elegant, casual/plus atmosphere. The restaurants feature a modern décor that provides a dramatic yet comfortable impression, with food and beverages prepared and served by a highly trained and skilled staff.

Bamboo Club restaurants are open for lunch and dinner, with hours from 11:00 a.m. to 11:00 p.m. Monday through Thursday, 11:00 a.m. to midnight on Friday and Saturday, and 11:00 a.m. to 10:00 p.m. on Sunday. The kitchen remains open until 11:00 p.m. Monday through Thursday, until midnight on Friday and Saturday to accommodate guests who prefer to dine late, and until 10:00 p.m. on Sunday. Bamboo Club restaurants take reservations and can serve large parties or groups.

*Menu*

Bamboo Club restaurants feature a menu of more than 60 items inspired by the diverse and exotic cuisines found in locations such as Bangkok, Canton, Singapore, Seoul, Hong Kong, Indonesia, Hawaii, Saigon, Thailand, Japan and other Pacific Rim cities and provinces. Each Bamboo Club restaurant also features a full-service bar that serves a variety of popular drinks and liquors, such as martinis and tropical drinks, as well as traditional mixed beverages, fine wines, and a wide selection of popular Asian and domestic beers.

Menu prices range from $8 to $10 for salads; $3 to $12 for appetizers; and $9 to $19 for entrees. Alcoholic beverage sales account for approximately 23% of total revenue. Take-out orders represent approximately 4%-5% of total revenue. In addition, sales through a third-party delivery service in Phoenix, Arizona, represent approximately 5% of total Phoenix revenue.

*Restaurant Layout*

Bamboo Club restaurants have been designed to create a dramatic impression in an atmosphere that is both spacious and intimate. The restaurants' décor features artful lighting, dramatic murals, an eclectic mix of background music, and a general color theme of black, copper, and bamboo to create a "hip," exotic feeling of warmth and color.

The restaurants also feature an "exhibition kitchen" adjacent to the seating area, where diners can watch highly skilled wok chefs prepare the restaurants' appetizers and entrees. Most dishes are prepared and served within five to ten minutes from the time when the order is placed.

The 13 Bamboo Club restaurants are located in high-traffic retail shopping environments. Each restaurant contains approximately 6,600 square feet of space in leased facilities, excluding patio areas. Each of these restaurants features indoor seating and bar area seating for a total of approximately 240 guests, which does not include outdoor patio seating at some locations.

Bamboo Club "Asian Bistro" restaurants have developed an extensive program to train and motivate restaurant employees. The Bamboo Club serving staff is professional, friendly, highly skilled, and knowledgeable about the restaurant's cuisine and menu selections. Servers are trained to make suggestions or recommendations for new or different menu items or combinations that patrons might try, which helps each guest to enjoy a memorable dining experience.

We originally acquired two operating Bamboo Club restaurants in Phoenix and Scottsdale, Arizona, and since have opened a total of 11 Bamboo Club restaurants, one each in Wellington, Tampa, and Aventura, Florida; one each in Tempe, Tucson, and Desert Ridge (North Phoenix), Arizona; one in Newport, Kentucky; one in King of Prussia, Pennsylvania; one in Novi (Detroit), Michigan; one in Raleigh/Durham, North Carolina; and one which opened in 2004, in Fairfax, Virginia.

*Construction Economics*

After opening 11 mall-based Bamboo Club restaurants, our total cost of opening a new mall-based location ranges between $1,350,000 and $2,150,000, exclusive of annual operating expenses. These costs include approximately (a) $600,000 to $1,300,000, net of a reduction for landlord's contribution, for building improvements and permits, including liquor licenses, (b) $600,000 to $650,000 for furniture, fixtures, and equipment, and (c) $150,000 to $200,000 in pre-opening expenses, including hiring expenses, wages for managers and hourly employees, and supplies. Our total cost of opening our first free-standing Bamboo Club was approximately $3,000,000, exclusive of annual operating expenses. These costs included approximately (a) $2,250,000 for building improvements and permits, including liquor licenses, (b) $610,000 for furniture, fixtures, and equipment, and (c) $140,000 in pre-opening expenses, including hiring expenses, wages for managers and hourly employees, and supplies. These costs were affected by the following factors: (i) this was our first free-standing unit and therefore we had increased design and architects fees, (ii) the site has a balcony for seating, (iii) pre-opening expenses were reduced by virtue of the location being in Phoenix where our company is headquartered, and (iv) delay related costs associated with the construction of this project.

**Our Redfish Seafood Grill and Bar Restaurants**

Redfish Seafood Grill and Bar restaurants are full-service, casual dining restaurants that feature a broad selection of seafood, steaks, and French Quarter cuisine. Our four restaurants offer unique, freshly prepared food that is served quickly and efficiently in a fun-filled New Orleans atmosphere. Each Redfish restaurant's Voodoo lounge features a unique atmosphere decorated with an eclectic collection of authentic New Orleans artifacts, signs, and antiques. Some locations have local bands and, occasionally, national touring acts present live rhythm and blues music on weekends. Redfish restaurants are open for lunch and dinner seven days a week. Hours of operation are usually from 11:00 a.m. until midnight Monday through Thursday and 11:00 a.m. until 1:00 a.m. on weekends.

*Menu*

We have developed a menu of more than 65 items for our Redfish restaurants. Signature dishes include blackened redfish, Bourbon Street jambalaya, crab stuffed salmon, and shrimp brochette. The menu also features a selection of appetizers, including Looziana egg rolls, Maryland-style crab cakes, Captain Morgan® ribs and chicken, and crab and artichoke dip. Our Redfish menu also features a variety of fresh seafood, steaks, ribs, pastas, fresh seasonal salads, sandwiches, and tempting desserts, such as bananas foster, chocolate bread pudding, and our signature key lime pie. The spacious Voodoo lounge offers a wide selection of the finest beers on tap, a full wine list, and an extensive specialty drink list.

Menu prices range from $7 to $20 for an entrée and $5 to $10 for salads and appetizers. Alcohol sales currently account for approximately 36% of total revenue.

*Restaurant Layout*

We developed the Redfish restaurant layout to provide a refined southern roadhouse atmosphere. Each of our Redfish restaurants is decorated with nostalgic mementos of the South, together with decorative elements that are derived from the individual restaurant's locale. The décor generally creates a tribute to the legends of American music that created the blues, as well as to the regions that developed the classic Creole, Cajun, and American cuisine served in our Redfish restaurants.

Most of our Redfish restaurants are located in high-traffic urban office environments. These restaurants contain between 6,000 and 7,300 square feet of space and average approximately 7,000 square feet. Our Redfish restaurants contain an average of 60 dining tables, seating an average of 250 guests, and a bar area seating an average of approximately 25 additional guests. We have developed a prototype for use in developing Redfish restaurants in the future. We constructed two restaurants using this prototype in Scottsdale and Chandler, Arizona. We developed this prototype in order to standardize the construction process and to reduce costs. However, we do not currently plan to build any new Redfish restaurants in the foreseeable future.

*Construction Economics*

We estimate that our total cost of opening a new Redfish restaurant currently ranges from $2,400,000 to $2,600,000, exclusive of annual operating expenses and assuming that we obtain the underlying real estate under a lease arrangement. These costs include approximately (a) $1,650,000 to $1,850,000 for building, improvements, and permits, including liquor licenses, (b) $600,000 for furniture, fixtures, and equipment, and (c) $150,000 in pre-opening expenses, including hiring expenses, wages for managers and hourly employees, and supplies. Actual costs, however, may vary significantly depending upon a variety of factors, including the site and size of the restaurant and conditions in the local real estate and employment markets.

**Our Alice Cooper'stown Restaurant**

The Alice Cooper'stown concept was developed by Celebrity Restaurants, L.L.C. and is rock and roll and sports themed, featuring a connection to Alice Cooper. We own no interest in Celebrity Restaurants, L.L.C., and it owns no interest in us. Celebrity Restaurants operates one Alice Cooper'stown restaurant, which opened in December 1998 in Phoenix, Arizona. Our Alice Cooper'stown restaurant opened in April 2002 in a location formerly occupied by a Redfish Seafood Grill and Bar restaurant in Cleveland, Ohio. The Cleveland location's proximity to Jacobs Field, the home of the Cleveland Indians, and the fact that Cleveland is the home of the Rock and Roll Hall of Fame, resulted in our decision to convert the location into an Alice Cooper'stown. Our Alice Cooper'stown restaurant is a full-service, casual dining establishment featuring a wide selection of high-quality, freshly prepared popular foods and beverages, including a number of innovative and distinctive menu items, such as menu items that are sports and rock and roll themed. In addition, the restaurant sells sports and rock and roll memorabilia. The restaurant features quick, efficient, and friendly table service designed to minimize customer-waiting time and facilitate table turnover. Our Alice Cooper'stown restaurant benefits significantly from the name recognition of Alice Cooper and the proximity to Jacobs Field, the home of the Cleveland Indians, and the Rock and Roll Hall of Fame.

*Menu*

Our menu in Cleveland includes salads and sandwiches, pizzas and burgers, and tempting appetizers and desserts.

Menu prices range from $4 to $9 for appetizers and desserts, $5 to $18 for entrées, and $6 to $11 for pizzas and burgers.

*Restaurant Layout and Staffing*

Our Alice Cooper'stown restaurant was designed to feature a rock and roll and sports theme, featuring the connection to rock and roll legend Alice Cooper. The general décor is rock and roll and sports memorabilia. The logo reads "Where Rock and Roll and Sports Collide". The restaurant features a video wall in the bar and a large screen video in the dining room. In keeping with its sports bar theme, there are more than 35 TV screens in the restaurant. Some of our former Cleveland Redfish staff, including management personnel, are involved in the operation of this restaurant.

*Construction Economics*

Our construction costs to convert this location were approximately $400,000, and pre-opening expenses were approximately $191,000.

***Future Site Selection All Concepts***

When evaluating whether and where to seek expansion of our restaurant operations, we analyze a restaurant's profit potential. We consider the location of a restaurant to be one of the most critical elements of the restaurant's long-term success. Accordingly, we expend significant time and effort in investigating and evaluating potential restaurant sites. In conducting the site selection process, we obtain and examine detailed demographic information, such as population characteristics, density, and household income levels; evaluate site characteristics, such as visibility, accessibility, and traffic volume; consider the proposed restaurant's proximity to demand generators, such as shopping malls, lodging, and office complexes; and analyze potential competition. Our senior corporate management evaluates and approves each restaurant site for all of our brands prior to acquisition after extensive consultation with all levels of our operations group. TGI Friday's Inc. provides site selection guidelines and criteria as well as site selection counseling and assistance for our TGI Friday's restaurant sites. We also must obtain TGI Friday's Inc.'s consent before we enter into definitive agreements for a TGI Friday's restaurant site.

We have entered into an exclusive, renewable one-year brokerage agreement with Staubach Retail Services-West, LLC, a nationally known commercial brokerage company, to provide us with real estate and site selection consulting services. The individual who managed our account left Staubach and became associated with a commercial brokerage company headquartered in Phoenix, Arizona. However, this individual will continue to manage our account through Staubach.

*2004 Restaurant Openings and Closures*

During 2004, we opened one Bamboo Club "Asian Bistro" restaurant, in Fairfax, Virginia. We did not open any new TGI Friday's restaurants in 2004. Also during 2004, we elected not to exercise lease renewal options in Salinas and Oakland, California and closed our TGI Friday's restaurants located in those areas.

**2004 Restaurant Openings and Closures**

| Restaurants | Owned TGI Friday's | Bamboo Club "Asian Bistro" | Redfish Seafood Grill and Bar | Alice Cooper'stown |
|---|---|---|---|---|
| December 29, 2003 | 54 | 12 | 4 | 1 |
| Closed/Sold/Terminated | (2) | — | — | — |
| Opened | — | 1 | — | — |
| December 27, 2004 | 52 | 13* | 4 | 1 |

* Subsequent to the year ended December 27, 2004, we completed negotiations and entered into an agreement with the landlord of the Bamboo Club in Aventura, Florida to terminate the lease and close this restaurant on February 24, 2005. Additionally, we completed negotiations and entered into an agreement with the landlord of the Bamboo Club in Newport, Kentucky to terminate the lease and close this restaurant on May 31, 2005.

*Current Restaurants*

The following table sets forth information relating to each restaurant we owned as of March 1, 2005.

| Location | Square Footage | Seating Capacity | In Operation Since | Operated by Our Company Since |
|---|---|---|---|---|
| **Acquired TGI Friday's Restaurants** | | | | |
| Phoenix, Arizona | 9,396 | 298 | 1985 | 1990 |
| Mesa, Arizona | 9,396 | 298 | 1985 | 1990 |
| Tucson, Arizona | 7,798 | 290 | 1982 | 1990 |
| Las Vegas, Nevada | 9,194 | 298 | 1982 | 1990 |
| Overland Park, Kansas | 6,000 | 220 | 1992 | 1993 |
| San Diego, California | 8,002 | 234 | 1979 | 1993 |
| Costa Mesa, California | 8,345 | 232 | 1980 | 1993 |
| Woodland Hills, California | 8,358 | 283 | 1980 | 1993 |
| Valencia, California | 6,500 | 232 | 1993 | 1993 |
| Torrance, California | 8,923 | 237 | 1982 | 1993 |
| La Jolla, California | 9,396 | 225 | 1984 | 1993 |
| Palm Desert, California | 9,194 | 235 | 1983 | 1993 |
| West Covina, California | 9,396 | 232 | 1984 | 1993 |
| North Orange, California | 9,194 | 213 | 1983 | 1993 |

| Location | Square Footage | Seating Capacity | In Operation Since | Operated by Our Company Since |
|---|---|---|---|---|
| Ontario, California | 5,700 | 190 | 1993 | 1993 |
| Laguna Niguel, California | 6,730 | 205 | 1990 | 1993 |
| San Bernardino, California | 9,396 | 236 | 1986 | 1993 |
| Brea, California | 6,500 | 195 | 1991 | 1993 |
| Riverside, California | 6,500 | 172 | 1991 | 1993 |
| Pleasanton, California | 8,000 | 255 | 1995 | 1998 |
| Fresno, California | 5,950 | 230 | 1978 | 1998 |
| **Developed TGI Friday's Restaurants** | | | | |
| Glendale, Arizona | 5,200 | 230 | 1993 | 1993 |
| Albuquerque, New Mexico | 5,975 | 270 | 1993 | 1993 |
| Reno, Nevada | 6,500 | 263 | 1994 | 1994 |
| Oxnard, California | 6,500 | 252 | 1994 | 1994 |
| Carmel Mountain, California | 6,500 | 252 | 1995 | 1995 |
| Rancho Santa Margarita, California | 6,548 | 252 | 1995 | 1995 |
| Cerritos, California | 6,250 | 223 | 1996 | 1996 |
| Las Vegas, Nevada | 6,700 | 251 | 1997 | 1997 |
| Superstition Springs (Mesa), Arizona | 6,250 | 240 | 1998 | 1998 |
| Puente Hills, California | 5,800 | 272 | 1999 | 1999 |
| San Diego, California | 6,800 | 277 | 1999 | 1999 |
| Independence, Missouri | 5,800 | 240 | 1999 | 1999 |
| Rancho San Diego, California | 5,800 | 240 | 1999 | 1999 |
| Yorba Linda, California | 5,800 | 240 | 1999 | 1999 |
| Simi Valley, California | 5,800 | 240 | 1999 | 1999 |
| Tucson, Arizona | 5,800 | 240 | 1999 | 1999 |
| Henderson, Nevada | 5,800 | 240 | 1999 | 1999 |
| Carlsbad, California | 8,146 | 302 | 1999 | 1999 |
| Temecula, California | 6,400 | 278 | 1999 | 1999 |
| Chandler, Arizona | 6,000 | 240 | 1999 | 1999 |
| Goodyear, Arizona | 6,000 | 207 | 2000 | 2000 |
| Shawnee, Kansas | 6,400 | 245 | 2000 | 2000 |
| Thousand Oaks, California | 6,400 | 249 | 2000 | 2000 |
| Union City – San Francisco, California | 6,400 | 240 | 2000 | 2000 |
| Leawood, Kansas | 7,248 | 240 | 2000 | 2000 |
| N. Long Beach, California | 7,177 | 291 | 2000 | 2000 |
| Scottsdale, Arizona | 7,100 | 263 | 2000 | 2000 |
| Albuquerque West, New Mexico | 6,426 | 241 | 2001 | 2001 |
| Porter Ranch, California | 6,426 | 245 | 2001 | 2001 |
| Chandler Arizona | 6,800 | 322 | 2002 | 2002 |
| Desert Ridge Mall (Phoenix), Arizona | 6,573 | 292 | 2003 | 2003 |
| **Acquired Redfish Restaurants** | | | | |
| Chicago, Illinois | 6,200 | 214 | 1996 | 1997 |
| Cincinnati, Ohio | 7,133 | 239 | 1997 | 1997 |
| **Developed Redfish Restaurants** | | | | |
| Scottsdale, Arizona | 7,285 | 218 | 2001 | 2001 |

| Location | Square Footage | Seating Capacity | In Operation Since | Operated by Our Company Since |
|---|---|---|---|---|
| Chandler, Arizona | 7,216 | 334 | 2002 | 2002 |
| **Acquired Bamboo Club Restaurants** | | | | |
| Phoenix, Arizona | 5,400 | 200 | 1995 | 2000 |
| Scottsdale, Arizona | 5,400 | 200 | 1997 | 2000 |
| **Developed Bamboo Club Restaurants** | | | | |
| Tampa, Florida | 8,100 | 235 | 2001 | 2001 |
| West Palm Beach, Florida | 6,317 | 180 | 2001 | 2001 |
| Tempe, Arizona | 6,400 | 210 | 2001 | 2001 |
| Tucson, Arizona | 6,422 | 277 | 2002 | 2002 |
| (a)Newport, Kentucky | 6,735 | 236 | 2002 | 2002 |
| King of Prussia, Pennsylvania | 7,391 | 243 | 2002 | 2002 |
| Novi, Michigan | 6,941 | 291 | 2003 | 2003 |
| Desert Ridge Mall (Phoenix), Arizona | 7,000 | 293 | 2003 | 2003 |
| Raleigh/Durham, North Carolina | 7,217 | 271 | 2003 | 2003 |
| Fairfax, Virginia | 6,294 | 198 | 2004 | 2004 |

(a) Expected to close on May 31, 2005

| Location | Square Footage | Seating Capacity | In Operation Since | Operated by Our Company Since |
|---|---|---|---|---|
| **Developed Cooper'stown Restaurant** | | | | |
| Cleveland, Ohio | 11,160 | 356 | 2002 | 2002 |

***Restaurants by State***

| State | TGI Friday's | Bamboo Club | Redfish | Cooper'stown |
|---|---|---|---|---|
| California | 31 | — | — | — |
| Arizona | 11 | 5 | 2 | 1 |
| Nevada | 4 | — | — | — |
| Florida | — | 3 | — | — |
| New Mexico | 4 | — | — | — |
| Kansas | 3 | — | — | — |
| Missouri | 1 | — | — | — |
| Ohio | 1 | — | — | 1 |
| Illinois | — | — | 1 | — |
| Kentucky | — | 1 | — | — |
| Pennsylvania | — | 1 | — | — |
| North Carolina | — | 1 | — | — |
| Virginia | — | 1 | — | — |
| Michigan | — | 1 | — | — |
| Total | 52 | 13 | 4 | 1 |

*Restaurant Operations*

**TGI Friday's, Bamboo Club, Redfish, and Alice Cooper'stown Operations**

Once a restaurant is integrated into our operations, we provide a variety of corporate services to assure the operational success of the restaurant. Our executive management continually monitors restaurant operations, inspects individual restaurants to assure the quality of products and services and the maintenance of facilities, institutes procedures to enhance efficiency and reduce costs, and provides centralized support systems.

We also maintain quality assurance procedures designed to assure compliance with the high quality of products and services mandated by our company and, for our TGI Friday's restaurants, by TGI Friday's Inc. We respond to and investigate inquiries and complaints, initiate on-site resolution of deficiencies, and consult with each restaurant's staff to assure that proper action is taken to correct any deficiency. Our personnel, and the third-party quality assurance professionals that we occasionally retain, make unannounced visits to restaurants to evaluate the facilities, products, and services. We believe that our quality review program and executive oversight enhance restaurant operations, reduce operating costs, improve customer satisfaction, and facilitate the highest level of compliance with the TGI Friday's system.

We maintain a zero tolerance policy for discrimination of any type towards both our employees and customers and, to this end, constantly enforce this policy through our training of new employees, our policy and training manuals, and periodic re-enforcement programs.

**Restaurant Management**

Our TGI Friday's regional and restaurant management personnel are responsible for complying with TGI Friday's Inc.'s and our operational standards. Our Executive Vice President of Operations is responsible for the operation of all of our brands. In our TGI Friday's and Redfish divisions, assisting our Executive Vice President, we have a Vice President of Operations for TGI Friday's and Redfish restaurants. Assisting this position we have two Senior Regional Managers and four Regional Managers, who are each responsible for between eight and 11 of our restaurants within their region. We have one Director of Operations who is responsible for the Alice Cooper'stown restaurant. This individual has signed an agreement wherein he purchased a net profit participation in this operation equal to 20% of a defined level of profits over a certain earnings before interest, taxes, depreciation, and amortization (EBITDA) as defined.

We have a Director of Operations and two Regional Managers for the Bamboo Club "Asian Bistro" restaurants, one responsible for six restaurants and one responsible for seven restaurants in the manager's territory, who report to the Director of Operations for Bamboo Club restaurants, who in turn reports to the Executive Vice President of Operations.

The Executive Vice President of Operations reports to our CEO and President, who has the ultimate responsibility for our TGI Friday's, Redfish, Bamboo Club, and Alice Cooper'stown operations.

Restaurant managers are responsible for day-to-day restaurant operations, including customer relations, food preparation and service, cost control, restaurant maintenance, and personnel relations. We typically staff our restaurants with an on-site general manager, two or three assistant managers, and a kitchen manager. Our TGI Friday's restaurants average between 80 and 90 hourly employees. Our Redfish restaurants average approximately 65 hourly employees and our Bamboo Club restaurants average approximately 72 hourly employees. Our Alice Cooper'stown restaurant averages 50 hourly employees. We support these operational personnel with personnel involved in financial planning, research and development, and training.

We have established a program of appointing multi-location senior general managers in geographic areas having locations close enough to each other to support this concept. We currently have seven multi-location senior general managers. In addition to improving efficiency, this program allows us to promote and compensate key general managers and create a position that improves our ability to retain key employees in our company.

**Recruitment and Training**

We attempt to hire employees who are committed to the standards maintained by our company and, for our TGI Friday's restaurants, by TGI Friday's Inc. We also believe that our high unit sales volume, the image and atmosphere of the TGI Friday's, Bamboo Club, Redfish, and Alice Cooper'stown concepts, and our career advancement and employee benefit programs enable us to attract high quality management and restaurant personnel.

Our TGI Friday's restaurant personnel participate in continuing training programs maintained by TGI Friday's Inc. and our company. In addition, we supplement those programs by hiring personnel devoted solely to employee training. Each TGI Friday's restaurant general and assistant manager completes a formal training program conducted by our company. This program provides our TGI Friday's restaurant managers 14 weeks of training. The training covers all aspects of management philosophy and overall restaurant operations, including supervisory skills, operating and performance standards, accounting procedures, and employee selection and training necessary for restaurant operations. We employ personnel who are involved exclusively in training for both initial new store openings and continued re-training.

Our Bamboo Club and Redfish restaurant managers and personnel participate in extensive training programs consistent with our operating standards. Many of our Redfish restaurant managers are experienced TGI Friday's managers who have accepted positions in our Redfish operations. We have implemented all of our policies and training programs in order to operate the Alice Cooper'stown restaurant with the same high standards we have established for our other brands.

**Maintenance and Improvement of Restaurants**

We maintain our restaurants and all associated fixtures, furnishings, and equipment in conformity with the TGI Friday's system or standards we have developed for our Bamboo Club and Redfish restaurants. We also make necessary additions, alterations, repairs, and replacements to our TGI Friday's restaurants as required by TGI Friday's Inc., including periodic repainting or replacement of obsolete signs, furnishings, equipment, and decor. We are required, subject to certain limitations, to modernize our restaurants to the now current standards and specifications reflected in its new prototype design of TGI Friday's Inc. In the past few years, we have developed a plan that we refer to as a "pop out" in four of our existing TGI Friday's restaurants that expands the restaurants by approximately 950 to 1,200 square feet. In 2004, we completed a major renovation in our San Diego (Mission Valley), California, and commenced a renovation in our Palm Desert, California TGI Friday's restaurants and will complete additional renovations in 2005.

We have developed plans to construct improvements for some of our TGI Friday's locations to develop a take-out program, which program could be used in the future with our other brands.

We are developing a standard prototype that we plan to use on future Bamboo Club restaurants. Our Desert Ridge (Phoenix, AZ) location was our first fully free-standing Bamboo Club restaurant.

**Information Systems**

We have devoted considerable resources to develop and implement management information systems that improve the quality and flow of information throughout our company. We use five to seven touch-screen computer registers (point of sale terminals) located conveniently throughout each of our restaurants. Servers enter guest orders by touching the appropriate sections of the register's computer screen, which transfers the information electronically to the kitchen and bar for preparation. These registers also are connected to a computer in the restaurant office and to our corporate information system by frame relay. Management receives detailed comparative reports on each restaurant's sales and expense performance daily, weekly, and monthly.

During 2004, we completed the installation of the Aloha Technologies Point of Sales System (POS) and back office systems at all of our restaurants and implemented a new Human Resources and Payroll system using the Lawson ERP system. Our conversion to the new ERP system for our financial modules (including general ledger, accounts payable, and fixed assets) began in late 2004. We anticipate the ERP implementation will be completed by the middle of 2005. Hosting and support of the new corporate ERP system has been outsourced to netASPx, Inc.

We are in the process of converting the data connection of our restaurants from a frame-relay technology to an Internet-based technology allowing us, among other things, to have a more stream-lined technology communication process including more productive bandwidth and higher speed capacity. We expect this will more than double the speed of our up and down path of information, enabling more efficient support, quicker communication, faster email access, less down time, and an overall savings as it relates to less time our restaurant managers spend "in the office". We recently completed our test phase and are currently in the process of rolling out this new technology to all restaurants. We expect this project to be completed by the end of our second quarter 2005.

We believe that our management information systems enable us to increase the speed and accuracy of order taking and pricing, better assist guest preferences, efficiently schedule labor to better serve guests, quickly and accurately monitor food and labor costs, assist in product purchasing and product movement analysis, to promptly access financial and operating data, and improve the accuracy and efficiency of store-level information and reporting.

**Supply, Purchasing, and Distribution**

We purchase or lease, on a short-term basis, all fixtures, furnishings, equipment, signs, recorded music, food products, supplies, inventory, and other products and materials required for the development and operation of our TGI Friday's restaurants from suppliers approved by TGI Friday's Inc. In order to be approved as a supplier, a prospective supplier must demonstrate to the reasonable satisfaction of TGI Friday's Inc. its ability to meet the then-current standards and specifications of TGI Friday's Inc. for such items, possess adequate quality controls, and have the capacity to provide supplies promptly and reliably. We are not required to purchase supplies from any specified suppliers, but the purchase or lease of any items from an unapproved supplier requires the prior approval of TGI Friday's Inc.

TGI Friday's Inc. maintains a list of approved suppliers and a set of the TGI Friday's system standards and specifications. TGI Friday's Inc. receives no commissions on direct sales to its franchisees, but may receive rebates and promotional discounts from manufacturers and suppliers, some of which are passed on proportionately to our company. TGI Friday's Inc. is an approved supplier of various kitchen equipment and store fixtures, decorative memorabilia, and various paper goods, such as menus and in-store advertising materials and items. We are not, however, required to purchase such items from TGI Friday's Inc. If we elect to purchase such items from TGI Friday's Inc., TGI Friday's Inc. may derive revenue as a result of such purchases.

We have an agreement with U.S. Foodservice, a national food distribution service company, to serve substantially all of our TGI Friday's restaurants in California, Arizona, and Nevada and for all of our Bamboo Club and Redfish restaurants. We have an agreement with Performance Food Group in Missouri, Kansas, and New Mexico for all of our TGI Friday's restaurants located in those states. Orders are sent electronically to the supplier. Our suppliers have comprehensive warehouse and delivery outlets servicing each of our markets. We believe that our purchases from our primary suppliers enable us to maintain a high level of quality, achieve dependability in the receipt of our supplies, avoid the costs of maintaining a large purchasing department, and attain cost advantages as the result of volume purchases. We believe, however, that all essential products are available from other national suppliers as well as from local suppliers in the cities in which our restaurants are located in the event we determine to purchase our supplies from other suppliers.

***Advertising and Marketing***

**TGI Friday's Restaurants**

We participate in the national marketing and advertising programs conducted by TGI Friday's Inc. The programs use network and cable television and national publications and feature new menu innovations and various promotional programs. In addition, from time to time, we supplement the marketing and advertising programs conducted by TGI Friday's Inc. through local radio, newspaper, and magazine advertising media and sponsorship of community events. In conjunction with TGI Friday's Inc., we maintain a "frequent diner" program that includes awards of food, merchandise, and travel to frequent diners based upon points accumulated through purchases.

As a franchisee of TGI Friday's Inc., we are able to utilize the trade names, service marks, trademarks, emblems, and indicia of origin of TGI Friday's Inc., including the marks TGI Friday's® and Friday's®. We advertise in various media utilizing these marks to attract new customers to our restaurants.

Each franchise agreement also requires us to spend at least 4% of gross sales on local marketing and to contribute to a national marketing pool which is administered by TGI Friday's Inc. The national marketing pool funds are used to develop national advertising campaigns (creative material) and buy national, spot, and local advertising. All funds contributed to the national advertising fund are credited against the local advertising requirement. TGI Friday's Inc. required us, as well as all other franchisees, to contribute to a marketing fund. The marketing fund contributions were 2.7%, 3.25%, and 3.5% in 2002, 2003, and 2004 respectively. TGI Friday's Inc. has increased the marketing fund contributions to 4.0% for 2005. Marketing fund contributions totaled $6,573,000 during fiscal 2004, $6,153,000 during fiscal 2003, and $5,250,000 during fiscal 2002.

**Bamboo Club and Redfish Restaurants**

Our in-house marketing department develops advertising and marketing programs for our Bamboo Club and Redfish restaurants. We develop these programs with an emphasis on building awareness of the "Bamboo Club" and "Redfish" brands in the communities in which we operate Bamboo Club and Redfish restaurants and generate sales for those restaurants. Advertising and marketing campaigns have included radio and print advertising, as well as point-of-sale marketing promotions. We conduct a comprehensive advertising and public relations campaign in advance of each Bamboo Club and Redfish restaurant grand opening.

**Alice Cooper'stown Restaurant**

Our in-house marketing department has developed advertising and marketing programs for our Alice Cooper'stown restaurant. We will emphasize the sports and rock and roll connection and feature Alice Cooper.

**Expansion of Operations**

We plan to expand our restaurant operations through the development of additional TGI Friday's restaurants in our existing development territories and the development of additional Bamboo Club restaurants in suitable locations as our financial capabilities permit. See "Liquidity and Capital Resources" section of Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information regarding our financial condition.

*Leasing Activity*

The following table summarizes the leasing activity for 2004 which represents negotiated and signed leases but where the restaurant is not yet opened. Once a restaurant is opened, the lease is removed from this table.

| | Friday's | Bamboo Club | Other Brands |
|---|---|---|---|
| Beginning Balance December 2003 | 0 | 2 | 0 |
| New leases signed | 2 | 0 | 0 |
| Leases cancelled or terminated | 0 | 0 | 0 |
| New restaurants opened | 0 | -1 | 0 |
| Ending Balance December 2004 | 2 | 1) (a | 0 |

---

(a) Subsequent to December 27, 2004, we completed negotiations for termination of the lease in Columbus, Ohio, for a one time lease termination fee of $375,000, which was accrued at year end and paid in February 2005.

***New Restaurant Openings in 2005***

Pursuant to our development agreement with TGI Friday's Inc. we expect to open three to four new locations in 2005. Our location in Surprise, Arizona (Northwest Phoenix area) will open in the first half of 2005 and the remaining two to three are expected to open in the second half of 2005.

We currently are considering other sites for additional restaurants, but have not entered into leases or purchase agreements for such sites. We do not know how many sites will materialize, as that depends on a variety of factors and economic conditions.

The opening of new restaurants also may be affected by increased construction, utility, and labor costs, delays resulting from governmental regulatory approvals, strikes, or work stoppages, adverse weather conditions, and acts of God. Newly opened restaurants may operate at a loss for a period following their opening. The length of this period will depend upon a number of factors, including the time of year the restaurant is opened, sales volume, and operating costs.

There can be no assurance that we will be successful in achieving our expansion goals through the development or acquisition of additional restaurants or that any additional restaurants that are developed or acquired will be profitable. In addition, the opening of additional restaurants in an existing market may have the effect of drawing customers from, and reducing the sales volume of, our existing restaurants in those markets.

***Restaurant Closures and Lease Terminations***

Generally when we close a location due to underperformance or other reasons that management deems appropriate, our first priority is to transfer useable assets to other locations. Other assets that are not transferable, including leasehold improvements and certain kitchen equipment, are written off at the time of closure, or when the formal decision to close or not renew the lease is made. At the time of closure, allocated goodwill is also written off.

***Development Agreements***

We are a party to two development agreements entered into in early 2004 with TGI Friday's Inc. one covering Southern California and the other covering Arizona, Nevada, and New Mexico. Our new 2004 development agreements obligate us to open at least 16 new TGI Friday's restaurants through 2009. In the past, we were unable to meet the terms of development agreements with TGI Friday's Inc. In each instance, TGI Friday's Inc. waived our non-compliance. Each development agreement grants us the right to develop additional TGI Friday's restaurants in a specified territory and obligates us to develop additional TGI Friday's restaurants in that territory in accordance with a specified development schedule. We own the exclusive rights to develop additional TGI Friday's restaurants in territories encompassing the southern portion of California, and most of the counties in the states of Arizona, Nevada, New Mexico and El Paso, Texas. We plan to develop additional TGI Friday's restaurants in our existing development territories.

The following table sets forth information regarding our minimum requirements to open new TGI Friday's restaurants under our current development agreements, as well as the number of existing restaurants in each of our development territories.

| Year | Southern California Territory(1) | Southwest Territory(2) | Midwest Territory(3) | Total |
|---|---|---|---|---|
| 2004 | — | 1 | — | 1 |
| 2005 | 1 | 1 | — | 2 |
| 2006 | 2 | 1 | — | 3 |
| 2007 | 2 | 1 | — | 3 |
| 2008 | 2 | 1 | — | 3 |
| 2009 | 3 | 1 | — | 4 |
| Minimum Requirements | 10 | 6 | — | 16 |
| Existing Restaurants | 31 | 17 | 4 | 52 |

(1) Consists of Southern California. Agreement expires at the end of 2009.
(2) Consists of the states of Arizona and Nevada, and most of the state of New Mexico and El Paso, Texas. Agreement expires at end of 2009.
(3) Former development territory consisting of metropolitan Kansas City, Kansas and Kansas City, Missouri. Agreement terminated in first quarter of 2004.

Each development agreement gives TGI Friday's Inc. certain remedies in the event that we fail to comply in a timely manner with our schedule for restaurant development, if we otherwise default under the development agreement or any franchise agreement relating to a restaurant within that development territory as described above, or if our officers or directors breach the confidentiality or non-compete provisions of the development agreement. The remedies available to TGI Friday's Inc. include (a) the termination of our exclusive right to develop restaurants in the related territory; and (b) the termination of the development agreement. None of these remedies would adversely affect our ability to continue to operate our then-existing TGI Friday's restaurants.

In 2004, we entered into a Development Incentive agreement with TGI Friday's Inc. that provides royalty and development cost relief for our California operations, if certain conditions and development performances are met. The amount of such cost relief in 2004 was not material to our financial results.

***TGI Friday's Restaurant Re image and Improvement Program***

TGI Friday's Inc. has developed specific plans and prototype examples of a restaurant remodel and improvement program to enhance the restaurants and brand's overall appeal and position in the marketplace. TGI Friday's Inc. has required franchisees to remodel each location as soon as financially practicable. The cost of remodeling a location can vary greatly, from $150,000 to $600,000, depending on numerous factors, including the age and state of repair of the restaurant, local construction code requirements and changes, the possibility of additional expansion of existing facilities, and compliance with such laws as the Americans with Disabilities Act.

We believe we have 50 restaurants that will require remodeling to one degree or another and have scheduled to complete three in 2005.

***Franchise Agreements***

We enter into or assume a separate franchise agreement with respect to each TGI Friday's restaurant that we acquire or develop pursuant to a development agreement. Each franchise agreement grants us an exclusive license to operate a TGI Friday's restaurant within a designated geographic area, which generally is a three-mile radius from each restaurant, and obligates us to operate such restaurant in accordance with the requirements and specifications established by TGI Friday's Inc. relating to food preparation and quality of service as well as general operating procedures, advertising, records maintenance, and protection of trademarks. The franchise agreements restrict our ability to transfer our interest in our TGI Friday's restaurants without the consent of TGI Friday's Inc.

Each franchise agreement requires us to pay TGI Friday's Inc. an initial franchise fee of $50,000. We currently have entered into an agreement with TGI Friday's Inc. where we only pay $25,000 for new Southern California franchises, which agreement has a term equal to the Southern California Development Agreement. In addition, we are obligated to pay TGI Friday's Inc. a royalty of generally 4% of gross revenue as defined in the franchise agreement for each restaurant, although we have entered into a California Development Incentive Agreement which will reduce a portion of these fees. Royalty expense under these agreements totaled $7,172,000 during fiscal 2004, $7,510,000 during fiscal 2003, and $7,477,000 during fiscal 2002.

As previously discussed, each franchise agreement also requires us to spend at least 4% of gross sales on local marketing and to contribute to a national marketing pool that is administered by TGI Friday's Inc.

A default under one of our franchise agreements will not constitute a default under any of our other franchise agreements. A default under the franchise agreement for a restaurant in a development territory may, however, constitute a default under the development agreement for that development territory.

*License Agreements*

Our license agreement with Celebrity Restaurants, L.L.C., allows us to operate the Alice Cooper'stown restaurant in Cleveland, Ohio. The agreement grants us the right to use Celebrity Restaurants' exclusive rights to Alice Cooper's likeness and its trademarks and trade names to operate a sports and rock and roll themed restaurant featuring Alice Cooper.

The license agreement requires us to pay Celebrity Restaurants a royalty fee in the amount of 1% of gross sales for food and beverage sales up to the amount of gross sales derived in 2001 in each location through its existing operations; 2.5% from that point to $3,500,000; and 3% over $3,500,000. For the sale of merchandise products, such as logo and memorabilia, we pay a royalty of 20% of gross sales.

We paid approximately $28,000 during 2004, $32,000 during 2003, and $41,000 during 2002 in royalties under this license agreement.

*Government Regulation*

Each of our restaurants is subject to licensing and regulation by state and local departments and bureaus of alcohol control, health, sanitation, and fire and to periodic review by the state and municipal authorities for areas in which the restaurants are located. In addition, we are subject to local land use, zoning, building, planning, and traffic ordinances and regulations in the selection and acquisition of suitable sites for constructing new restaurants. Delays in obtaining, or denials of, or revocation or temporary suspension of, necessary licenses or approvals could have a material adverse impact on our development of restaurants.

We also are subject to regulation under the Fair Labor Standards Act, which governs such matters as working conditions and minimum wages. An increase in the minimum wage rate or the cost of workers' compensation insurance, both of which recently occurred in California, or changes in tip-credit provisions, employee benefit costs (including costs associated with mandated health insurance coverage), or other costs associated with employees could adversely affect our company.

In addition, we are subject to the Americans with Disabilities Act of 1990, or ADA, and similar state statutes in California. The ADA and California statutes may require us to make certain installations in new restaurants or renovations to existing restaurants to meet federally and state mandated requirements. To our knowledge, we are in compliance in all material respects with all applicable federal, state, and local laws affecting our business, with the exception of renovations to restaurants existing at the time of passage of the ADA and the California statutes.

*Competition*

The restaurant business is highly competitive with respect to price, service, food type, and quality. In addition, restaurants compete for the availability of restaurant personnel and managers. Our restaurants compete with a large number of other restaurants, including national and regional restaurant chains and franchised restaurant systems, many of which have greater financial resources, more experience, and longer operating histories than we possess. We also compete with locally owned, independent restaurants.

Our casual dining business also competes with various types of food businesses, as well as other businesses, for restaurant locations. We believe that site selection is one of the most crucial decisions required in connection with the development of restaurants. As the result of the presence of competing restaurants in our development territories, our management devotes great attention to obtaining what we believe will be premium locations for new restaurants, although we can provide no assurance that we will be successful in these efforts.

*Employees*

We employ approximately 6,070 persons of whom approximately 60 are corporate management and staff personnel, 332 are restaurant area directors, managers, or trainees, and 5,677 are employees in non-management restaurant positions. None of our employees are covered by a collective bargaining agreement with us. We have never experienced a major work stoppage, strike, or labor dispute. We consider our relations with our employees to be good.

*Executive Officers*

The following table sets forth certain information regarding our executive officers:

| Name | Age | Position |
|---|---|---|
| William G. Shrader | 57 | President, Chief Executive Officer, and Director |
| Michael Garnreiter | 52 | Executive Vice President, Treasurer, and Chief Financial Officer |
| Stuart S. Gee | 41 | Executive Vice President-Restaurant Operations |
| Michael J. Herron | 63 | General Counsel, Vice President, and Secretary |
| Cynthia A. Ward | 44 | Vice President-Accounting and Controller |
| Stephanie Barbini | 35 | Vice President-Human Resources and Training |

***William G. (Bill) Shrader*** has served as our Chief Executive Officer since April 2004 and as our President and a director since June 2001. Prior to that, he was our Chief Operating Officer. Mr. Shrader served as our Executive Vice President and Chief Operating Officer from March 1999 until June 2001. Mr. Shrader was Senior Vice President of Marketing for Tosco Marketing Company from February 1997 to March 1999. From August 1992 to February 1997, Mr. Shrader served in several capacities at Circle K Stores, Inc., including President of the Arizona Region, President of the Petroleum Products/Services Division, Vice President of Gasoline Operations, and Vice President of Gasoline Marketing. Mr. Shrader began his career in 1976 at The Southland Corporation and departed in 1992 as National Director of Gasoline Marketing.

***Michael Garnreiter*** has served as our Executive Vice President, Treasurer, and Chief Financial Officer since April 2002. Prior to joining our company, Mr. Garnreiter served as a general partner of the international accounting firm of Arthur Andersen. Mr. Garnreiter began his career in public accounting with the Los Angeles office of Andersen in 1974 after graduating with a Bachelor of Science degree in accounting from California State University at Long Beach. In 1986, he transferred to their Tucson, Arizona office to become its Office Managing Partner. Mr. Garnreiter's career as an accounting and audit partner spanned many different industries but focused on the entrepreneurial, public company. Mr. Garnreiter is a Certified Public Accountant in California and Arizona and retired from Andersen in March 2002.

***Stuart S. Gee*** has served as our Executive Vice President for Restaurant Operations since November 2004. Prior he was our Senior Vice President-Restaurant Operations-Bamboo Club since July 2003. Mr. Gee worked for Sam Seltzer's Steakhouse restaurant chain as an operating partner from October 2002 to May 2003. Prior to that, Mr. Gee worked in various capacities for Brinker International-Romano's Macaroni Grill, the last as Vice President of Operations, from March 1993 to March 2002. Mr. Gee was a general manager for Darden Restaurants-Red Lobster from March 1987 to February 1993.

***Michael J. Herron*** has served as our General Counsel since March 2001, as our Secretary since June 2001, and as a Vice President since June 2003. Prior to joining us, Mr. Herron was actively engaged in the private practice of law in Aspen, Colorado from February 1985 until February 2001 and in Miami Beach, Florida from October 1965 to August 1984. While practicing in Florida, he served as outside General Counsel for a restaurant franchisor known as the Orange Bowl, a restaurant concept exclusively located in regional shopping centers through the United States. Mr. Herron is a former President of the Miami Beach, Florida, Bar Association and was a member of the Florida Bar Association's standing Ethics Committee.

***Cynthia A. Ward*** has served as our Vice President-Accounting since November 2004 and as our Controller since July 2001. Prior to that, she was the Controller for Auer Precision Mfg., Inc. from August 1997 to April 2001. Ms. Ward was Controller for Knight Transportation from March 1995 to August 1997, starting as an Accounting Manager, and was an Accounting Manager for Swift Transportation from January of 1993 to March 1995. In addition, Ms. Ward worked as an auditor for the Office of Auditor General from June 1991 to January 1993. Ms. Ward holds a Bachelor of Science Degree in Accounting from Arizona State University and is a Certified Public Accountant.

***Stephanie Barbini*** has served as our Vice President of Human Resources and Training since September 2002. Ms. Barbini held a variety of senior level HR positions with Conoco/ Phillips from 1994 to September 2002. During her eight-year tenure with Conoco/Phillips, she provided strategic human resource support to retail operations, corporate headquarters, petroleum refining and distribution through five separate multi-billion dollar acquisitions. Ms. Barbini holds a BA in Psychology from Oklahoma University and a Master's in Organizational Psychology from Columbia University.

## Risk Factors

You should carefully consider the following factors, in addition to the other information in this Report, in evaluating our company and our business.

**We face risks associated with changes in general economic and political conditions that affect consumer spending.**

Adverse economic conditions and any related decrease in discretionary spending by our customers have an adverse affect on our revenues and operating results. When the economy struggles, our customers may become more apprehensive about the economy and reduce their level of discretionary spending. We believe that a decrease in discretionary spending could impact the frequency with which our customers choose to dine out or the amount they spend on meals while dining out, thereby decreasing our revenues. Additionally, military and governmental responses to future terrorist attacks and the prospect of future wars may exacerbate the then current economic conditions, and may lead to weakening in the economy.

**We depend on TGI Friday's Inc.**

Our success depends, to a significant extent, on the continued vitality of the TGI Friday's restaurant concept and the overall success of the TGI Friday's system. We have no control over the management or operation of TGI Friday's Inc. or other TGI Friday's franchisees. A variety of factors affecting TGI Friday's Inc. or the TGI Friday's concept could have a material adverse effect on our business. These factors include the following:

- any business reversals that TGI Friday's Inc. may encounter;
- a failure by TGI Friday's Inc. to promote the TGI Friday's name or restaurant concept;
- the inability or failure of TGI Friday's Inc. to support its franchisees, including our company;
- the failure to operate successfully the TGI Friday's restaurants that TGI Friday's Inc. itself owns; and
- negative publicity with respect to TGI Friday's Inc. or the TGI Friday's name.

The future results of the operations of our restaurants will not necessarily reflect the results achieved by TGI Friday's Inc. or its other franchisees, but will depend upon such factors as the effectiveness of our management team, the locations and markets of our restaurants, and the operating results of those restaurants.

**Our franchise agreements with TGI Friday's Inc. require substantial payments.**

Our franchise agreement with TGI Friday's Inc. for each TGI Friday's restaurant that we own generally requires us to pay an initial franchise fee of $50,000, although currently the fee is $25,000 in Southern California, pay royalties of generally 4% of the restaurant's gross sales, although we have entered into a California Development Incentive Agreement which will reduce a portion of these fees, and spend up to 4% of the restaurant's gross sales on advertising, which may include contributions to a national marketing pool administered by TGI Friday's Inc.

TGI Friday's Inc. requires us and its other franchisees to contribute a percentage of gross sales to the national marketing pool, which has been set at 4.0% for 2005. We must pay or accrue these amounts regardless of whether or not our restaurants are profitable.

If we fail to satisfy these requirements or otherwise default under the franchise agreements, we could be subject to potential damages for breach of contract and could lose our franchise rights for some or all of our TGI Friday's restaurants. We also could lose our rights to develop additional TGI Friday's restaurants.

**Our development agreements with TGI Friday's Inc. require us to open additional TGI Friday's restaurants.**

Our development agreements with TGI Friday's Inc. require us to open additional TGI Friday's restaurants. We may not be able to secure sufficient restaurant sites that we believe are suitable or we may not be able to develop restaurants on terms and conditions that we consider favorable in order to satisfy the requirements of the development agreements. The development agreements give TGI Friday's Inc. certain remedies in the event that we fail to comply with the development schedule in a timely manner or if we breach the confidentiality or non-compete provisions of the development agreements. These remedies include, under certain circumstances, the right to reduce the number of restaurants we may develop in the related development territory or to terminate our exclusive right to develop restaurants in the related development territory. In the past, we have negotiated waivers from TGI Friday's Inc. of the obligations we have not fulfilled. However, we can provide no assurance that we will successfully fulfill these obligations in the future or, if we do not, that we will be able to obtain waivers.

**Our assets may become impaired due to changing and adverse economic conditions.**

Our assets may become impaired due to changing economic conditions. When we encounter a "triggering" event, decide to close a restaurant, or perform a periodic review of our marginally performing locations (particularly in the fourth quarter of each year), we record appropriate asset impairment charges if necessary. The amount of impairment charges and the allocation of goodwill, if any, is based upon assessments of current and future economic conditions and their estimated impact on our ability to recover our investment in long-lived assets. Even in strong economic conditions, there can be conditions or local situations that might require the recording of asset impairment charges. In 2004, we recorded impairment write-downs and lease termination charges of $1.4 million. We will continue to perform periodic asset impairment tests and it is likely that we will record future asset impairment charges.

**We have significant debt, and we may be unable to continue to meet debt covenants.**

We have incurred significant indebtedness in connection with our growth strategy. As of December 27, 2004, we had long-term debt of approximately $46.1 million (including current portion of $3.9 million), and a working capital deficit of $19.7 million. Our borrowings include financial covenants, which have been amended and revised from time to time, generally based on EBITDA, which limits the amount we can borrow. These debt agreements require us to measure our compliance with financial covenants each fiscal quarter. If we fail to meet any financial covenants, our lenders could call their loans immediately. There can be no assurance we will continue to meet these covenants in the future. Currently, the assets of all of our restaurants are pledged directly or indirectly to secure our debt obligations.

**Our borrowings involve substantial interest expense.**

Our borrowings will result in interest expense of approximately $4.0 million in 2005 and $3.5 million in 2006, based on currently prevailing interest rates and assuming outstanding and contemplated indebtedness is paid in accordance with the existing payment schedules without any prepayments or additional borrowings. Additionally, current interest rates are at historically low levels. If interest rates were to increase, our interest costs would also increase, since approximately 19% of our debt, after consideration of the impact of our swap agreements, is variable interest rate debt. We must make these interest payments regardless of our operating results.

**We depend on a key food product distributor.**

We depend on U.S. Foodservice, a national food distribution service company, to serve substantially all of our restaurants in California, Arizona, and Nevada and for all of our Bamboo Club and Redfish restaurants. U.S. Foodservice is a subsidiary of Royal Ahold, which in early 2003 announced a major financial restatement to its 2001 and earlier financial statements. The inability of U.S. Foodservice to continue providing us with a high level of quality and dependability in the receipt of our supplies, at the cost advantages resulting from our volume purchases, could have a material impact on our business.

We believe that all essential products are available from other national suppliers as well as from local suppliers in the cities in which our restaurants are located in the event we must purchase our products from other suppliers; however, there can be no assurance that we will be able to match quality, price, or dependability of supply.

**We face risks associated with the expansion of our operations.**

The success of our business depends on our ability to expand the number of our restaurants, either by developing or acquiring additional restaurants. Our success also depends on our ability to operate and manage successfully our growing operations. Our ability to expand successfully will depend upon a number of factors, including the following:

- the availability and cost of suitable restaurant locations for development;
- the availability of restaurant acquisition opportunities;
- the hiring, training, and retention of additional management and restaurant personnel;
- the availability of adequate financing;
- the continued development and implementation of management information systems;
- competitive factors; and
- general economic and business conditions.

Increased construction costs and delays resulting from governmental regulatory approvals, strikes, or work stoppages, adverse weather conditions, and various acts of God may also affect the opening of new restaurants. Newly opened restaurants may operate at a loss for a period following their initial opening. The length of this period will depend upon a number of factors, including the time of the year the restaurant is opened, the sales volume, and our ability to control costs.

We may not successfully achieve our expansion goals. Additional restaurants that we develop or acquire may not be profitable. In addition, the opening of additional restaurants in an existing market may have the effect of drawing customers from and reducing the sales volume of our existing restaurants in those markets.

**We will need additional capital for expansion, which may or may not be available.**

We will need additional funds to develop new restaurants, including funds for construction, tenant improvements, furniture, fixtures, equipment, training of employees, permits, initial franchise fees, and other expenditures. We have no additional borrowing capacity under our credit agreements. However, we believe our cash flows from operations in 2005 will be sufficient to fund all of our planned capital expansion, which includes opening three or four new restaurants. However, we will require funds to develop additional TGI Friday's and Bamboo Club restaurants after 2005 and to pursue any additional restaurant development or restaurant acquisition opportunities that may arise and to comply with our required minimum restaurant openings in accordance with our development agreements with TGI Friday's Inc.

In the future, we may seek additional equity or debt financing to provide funds so that we can develop or acquire additional restaurants and to pay down debt. Such financing may not be available or may not be available on satisfactory terms. If financing is not available on satisfactory terms, we may be unable to satisfy our obligations under our development agreements with TGI Friday's Inc. or otherwise to expand our restaurant operations. While debt financing will enable us to add more restaurants than we otherwise would be able to add, debt financing increases expenses and is limited as to availability due to our past financial results, and we must repay the debt regardless of our operating results. Future equity financings will likely result in dilution to our stockholders, and that dilution could be significant.

**We will be subject to the risks associated with franchising operations if we begin franchising the Redfish or Bamboo Club concepts.**

We do not have any immediate plans to begin franchising. However, we will be subject to the risks associated with franchising if we begin franchising activities in the future. If we develop a franchising program, our success as a franchisor will depend upon our ability to develop and implement a successful system of concepts and operating standards and to attract and identify suitable franchisees with adequate business experience and access to sufficient capital to enable them to open and operate restaurants in a manner consistent with our concepts and operating standards. We cannot provide assurance that we would be able to successfully meet these challenges as a franchisor. In addition, as a franchisor we would be subject to a variety of federal and state laws and regulations, including Federal Trade Commission regulations, governing the offer and sale of franchises. These laws and regulations could result in significant increased expenses and potential liabilities for our company in the event we engage in franchising activities in the future.

**We face risks that affect the restaurant industry in general.**

A variety of factors over which we have no control may affect the ownership and operation of restaurants. These factors include adverse changes in national, regional, or local economic or market conditions; increased costs of labor or food products; fuel, utility, and energy and other price increases; competitive factors; the number, density, and location of competitors; and changing demographics, traffic patterns, and consumer tastes, habits, and spending priorities.

Third parties may file lawsuits against us based on discrimination, personal injury, claims for injuries or damages caused by serving alcoholic beverages to an intoxicated person or to a minor, or other claims. As a multi-unit restaurant operator, our business could be adversely affected by publicity about food quality, illness, injury, or other health and safety concerns or operating issues at one restaurant or a limited number of restaurants operated under the same name, whether or not we actually own or manage the restaurants in question. We cannot predict any of these factors with any degree of certainty. Any one or more of these factors could have a material adverse effect on our business.

Employees may file claims or lawsuits against us based on discrimination or wrongful termination or based upon their rights created by the state laws wherein we do business. These claims or lawsuits could result in unfavorable publicity and could have a material adverse effect on our business.

**We face rising insurance costs.**

The cost of insurance (workers compensation insurance, general liability insurance, health insurance, and directors and officers liability insurance) has risen significantly in the past few years and is expected to continue to increase in 2005. In California, we face significantly higher benefits and costs for workers' compensation claims as compared to other markets. We may be unable to make the improvements in our operations to mitigate the effects of increased frequency and higher costs.

**We face intense competition.**

The restaurant business is highly competitive with respect to price, service, and food type and quality. Restaurant operators also compete for attractive restaurant sites and qualified restaurant personnel and managers. Our restaurants compete with a large number of other restaurants, including national and regional restaurant chains and franchised restaurant systems, as well as with locally owned, independent restaurants. Many of our competitors have greater financial resources, more experience, and longer operating histories than we possess.

**We depend upon our senior management.**

Our success depends, in large part, upon the services of our senior management. The immediate loss of the services of any members of our senior management team, without a reasonable period of transition, could have a material adverse effect on our business. We do not maintain any life insurance on these senior executives.

**We face risks associated with government regulation.**

Various federal, state, and local laws affect our business. The development and operation of restaurants depend to a significant extent on the selection and acquisition of suitable sites. These sites are subject to zoning, land use, environmental, traffic, and other regulations of state and local governmental agencies. City ordinances or other regulations, or the application of such ordinances or regulations, could impair our ability to construct or acquire restaurants in desired locations and could result in costly delays.

The delay or failure to obtain or maintain any licenses or permits necessary for operations could have a material adverse effect on our business. In addition, an increase in the minimum wage rate, employee benefit costs, or other costs associated with employees could adversely affect our business. We also are subject to the Americans with Disabilities Act of 1990 that, among other things, may require us to install certain fixtures or accommodations in new restaurants or to renovate existing restaurants to meet federally mandated requirements.

Sales of alcoholic beverages represent an important source of revenue for each of our restaurants. The temporary suspension or permanent loss or the inability to maintain a liquor license for any restaurant would have an adverse effect on the operations of that restaurant. We do not plan to open a restaurant in any location for which we believe we cannot obtain or maintain a liquor license.

**We face increased expenditures of time and money associated with compliance with changing regulation of corporate governance and public disclosure.**

Keeping abreast of, and in compliance with, changing laws, regulations, and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, and Nasdaq National Market rules, has required an increased amount of management attention and external resources. We remain committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

**Litigation could have a material adverse effect on our business.**

We are from time to time the subject of complaints or litigation from guests alleging food-borne illness, injury, or other food quality, health, or operational concerns. We may be adversely affected by publicity resulting from such allegations regardless of whether such allegations are valid or whether we are liable. We are also subject to complaints or allegations from former or prospective employees from time to time. A lawsuit or claim could result in an adverse decision against us that could have a material adverse effect on our business.

We are subject to state "dram shop" laws and regulations, which generally provide that a person injured by an intoxicated person may seek to recover damages from an establishment that wrongfully served alcoholic beverages to such person. While we carry liquor liability coverage as part of our existing comprehensive general liability insurance, we may still be subject to a judgment in excess of our insurance coverage and we may not be able to obtain or continue to maintain such insurance coverage at reasonable costs, or at all.

**The market price of our common stock has been highly volatile.**

Historically, the market price of our common stock has been extremely volatile. In the future, the market price of our common stock may be subject to wide fluctuations as a result of a variety of factors, including the following:

- quarterly variations in our operating results or those of other restaurant companies;
- changes in analysts' estimates of our financial performance;
- changes in national and regional economic conditions, the financial markets, or the restaurant industry;
- natural disasters; and
- other developments affecting our business or other restaurant companies.

The trading volume of our common stock has been limited, which may increase the volatility of the market price for our stock. In addition, the stock market has experienced extreme price and volume fluctuations in recent years. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons not necessarily related to the operating performances of these companies.

**Our management controls a significant portion of the voting power of our common stock.**

Our directors and executive officers currently own or control, directly or indirectly, approximately 6,227,763 shares, or 44.7%, of our outstanding common stock. These directors and officers also hold options to purchase an aggregate of 2,678,500 shares of common stock at exercise prices ranging from $1.67 to $5.81 per share. As a result, these persons voting together have significant voting power, including the election of directors and the approval of other corporate matters.

**The existence of stock options may adversely affect the terms of future financings.**

Stock options to persons other than directors or officers to acquire an aggregate of 632,001 shares of common stock currently are outstanding. An additional 841,381 shares of common stock have been reserved for issuance upon exercise of options that may be granted under our existing stock option plans. During the terms of those options, the holders of those securities will have the opportunity to profit from an increase in the market price of our common stock. The existence of options may adversely affect the terms on which we can obtain additional financing in the future, and the holders of options can be expected to exercise those options at a time when, in all likelihood, we would be able to obtain additional capital by offering shares of common stock on terms more favorable to us than those provided by the exercise of such options.

**Sales of large numbers of shares could adversely affect the price of our common stock.**

Sales of substantial amounts of common stock in the public market, or even the potential for such sales, could adversely affect prevailing market prices for our common stock and could adversely affect our ability to raise capital. As of March 1, 2005, there were 14,641,928 shares of our common stock outstanding. All of these shares are freely transferable without restriction under the securities laws, unless they are held by our "affiliates," as that term is defined in the securities laws. Affiliates also are subject to certain of the resale limitations of Rule 144. Generally, under Rule 144, each person that beneficially owns restricted securities with respect to which at least one year has elapsed since the later of the date the shares were acquired from us or one of our affiliates may, every three months, sell in ordinary brokerage transactions or to market makers an amount of shares equal to the greater of 1% of our then-outstanding common stock or the average weekly trading volume for the four weeks prior to the proposed sale of such shares.

**We do not anticipate that we will pay dividends.**

We have never paid any cash or stock dividends on our common stock, and we do not anticipate that we will pay dividends in the foreseeable future. We intend to apply any earnings to the expansion and development of our business. In addition, the terms of our credit facilities limit our ability to pay dividends on our common stock.

## ITEM 2. PROPERTIES

In January 2003, we entered into a 10-year lease renewal and modification agreement for our corporate offices. This agreement increased the size of the existing space, allowing us to combine our three office locations into one contiguous space. This resulted in a reduction in total space leased and provided a reduction in annual rent expense. We believe that the leased space is adequate for our current and reasonably anticipated future needs.

We also lease space for all of our restaurants. The initial lease terms range from 10 to 20 years and usually contain renewal options for up to 20 years. The leases typically provide for a fixed rental payment plus a percentage of our revenue in excess of a specified amount.

## ITEM 3. LEGAL PROCEEDINGS

From time to time, we are subject to routine contract, negligence, employment related, and other litigation in the ordinary course of business.

We have been served with two lawsuits filed on behalf of current employees, seeking damages, under California law, for both missed breaks and missed meal breaks the employees allege they did not receive. These lawsuits seek to establish a class action relating to our California operations. We intend to vigorously defend these lawsuits, both on the merits of the employees' cases and the issues relating to class action status.

The state of California initiated a sales tax audit of our restaurants and determined that the optional 15% gratuity added to checks for parties of eight or more should have been subject to sales tax and, as such, has assessed taxes and related penalties of initially approximately $900,000, but which have since been reduced to approximately $484,000. We have vigorously contested this assessment. The first of various appeal conferences was held on November 13, 2003. In February 2004, we were notified that our appeal was denied by the appeals officer. We are in the process of preparing a second appeal to the full state of California Franchise Tax Board. We are unable to predict the outcome of this proceeding.

Other than those proceedings, we are not subject to any pending litigation that we believe will have a material adverse effect on our business, financial condition, results of operations, or liquidity.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

# PART II

## ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock has been quoted on the Nasdaq National Market under the symbol "MAIN". The following table sets forth the quarterly high and low sales prices of our common stock for the periods indicated as reported by the Nasdaq National Market.

| | High | Low |
|---|---|---|
| 2003 | | |
| First Quarter | $ 2.19 | $ .65 |
| Second Quarter | 2.23 | .75 |
| Third Quarter | 2.69 | 1.70 |
| Fourth Quarter | 3.28 | 1.65 |
| 2004 | | |
| First Quarter | $ 4.45 | $ 1.91 |
| Second Quarter | 2.79 | 1.81 |
| Third Quarter | 2.11 | 1.43 |
| Fourth Quarter | 1.82 | 1.20 |
| 2005 | | |
| First Quarter (through March 1, 2005) | $ 2.30 | $ 2.20 |

On March 1, 2005, there were 816 holders of record of our common stock and the closing sale price of our common stock on the Nasdaq National Market was $2.28 per share.

We have never declared or paid any cash dividends. We intend to retain any earnings to fund the growth of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our existing debt obligations limit our ability to pay cash dividends.

## ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data for our company for the periods indicated. The selected consolidated financial data for each of the five fiscal years in the period ended December 27, 2004, has been derived from our consolidated financial statements, as restated, which have been audited by (1) Arthur Andersen LLP, our former independent accountants, for each of the two fiscal years in the period ended December 25, 2000 (not included herein), (2) KPMG, LLP, our former independent accountants, for the fiscal year ended December 31, 2001 (not included herein), and (3) Mayer Hoffman McCann P.C., our current independent accountants, for each of the three fiscal years in the period ended December 27, 2004.

This data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and the notes thereto and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Report.

| | Fiscal Years Ended (in thousands, except for per share amounts) | | | | |
|---|---|---|---|---|---|
| | Dec. 27, 2004 | Dec. 29, 2003 | Dec. 30, 2002 | Dec. 31, 2001 | Dec. 25, 2000 |
| | | (as restated) | (as restated) | (as restated) | (as restated) |
| Statement of Operations Data: | | | | | |
| Revenue | $ 224,751 | $ 224,494 | $ 220,151 | $ 211,823 | $ 186,542 |
| Restaurant operating expenses: Cost of sales | 59,025 | 60,299 | 61,270 | 59,139 | 53,671 |
| Operating income (loss) (3) | 4,747 | (1,454) | (3,491) | 2,921 | 7,418 |
| Net income (loss)(1)(2) (3) | $ 953 | $ (2,144) | $ (8,750) | $ (259) | $ 3,548 |
| Diluted earnings per share: | | | | | |
| Net income (loss) (1)(2) (3) | $ 0.07 | $ (0.15) | $ (0.62) | $ (0.01) | $ 0.33 |
| Weighted average shares outstanding – diluted | 14,649 | 14,179 | 14,105 | 14,048 | 11,117 |
| Balance Sheet Data: | | | | | |
| Working capital (deficiency) (3) | $ (19,701) | $ (17,946) | $ (15,822) | $ (8,135) | $ (7,219) |
| Total assets | 103,172 | 106,207 | 112,395 | 112,462 | 108,261 |
| Long-term debt, net of current portion | 42,232 | 47,869 | 51,998 | 47,232 | 44,395 |
| Stockholders' equity (3) | 29,285 | 28,124 | 28,816 | 39,686 | 40,026 |

(1) Fiscal 2004, 2003, 2002, and 2000 include a charge of $80,000, $270,000, $46,000, and $16,000 respectively, for early extinguishment of debt.

(2) Fiscal 2002 includes a full valuation allowance against deferred tax assets.

(3) Amounts have been adjusted as a result of the restatement discussed in the footnotes to the financial statements.

**Quarterly Results of Operations (Unaudited)**

The following table presents unaudited consolidated statements of operations data for each of the eight quarters in the period ended December 27, 2004. We believe that all necessary adjustments have been included to present fairly the quarterly information when read in conjunction with our consolidated financial statements. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

| | Fiscal Quarter Ended (In thousands, except per share amounts) | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 (as restated) | | | | 2003 (as restated) | | | |
| | Dec. 27 | Sept. 27 | June 28 | Mar. 29 | Dec. 29 | Sept. 30 | June 30 | Mar. 31 |
| Revenue | $ 52,218 | $ 54,845 | $ 56,610 | $ 59,079 | $ 52,625 | $ 54,173 | $ 60,110 | $ 57,586 |
| Cost of sales | 14,280 | 14,197 | 14,902 | 15,646 | 14,219 | 14,334 | 15,888 | 15,858 |
| Income (loss) before income taxes (1)(2)(3) | (1,113) | 179 | 870 | 1,129 | (4,864) | 192 | 1,501 | 1,027 |
| Net income (loss) (1)(2) (3) | $ (1,113) | $ 117 | $ 820 | $ 1,129 | $ (4,864) | $ 192 | $ 1,501 | $ 1,027 |
| Net income (loss) per share before income taxes (1)(2)(3) | $ (0.08) | $ 0.01 | $ 0.06 | $ 0.08 | $ (0.34) | $ 0.02 | $ 0.11 | $ 0.07 |
| Net income (loss) per share (1)(2)(3) | $ (0.08) | $ 0.01 | $ 0.06 | $ 0.08 | $ (0.34) | $ 0.02 | $ 0.11 | $ 0.07 |

(1) Fourth quarter fiscal 2004, 2003, and 2002 include asset impairment charges and other and estimated lease termination fees of $1,385,000, $3,069,000, and $6,337,000, respectively, including an allocation of goodwill in fiscal 2003 and 2002 of $455,000 and $860,000, respectively.

(2) Third quarter fiscal 2003 and 2002 include asset impairment charges and other of $2,460,000 and $1,206,000, respectively, and a write-down in the value of land held for sale of $350,000 and $400,000, respectively.

(3) Amounts have been adjusted as a result of the restatement as discussed in the footnotes to the financial statements.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### EXECUTIVE SUMMARY

#### Background

We commenced our restaurant operations in May 1990 with the acquisition of four TGI Friday's restaurants in Arizona and Nevada. During the past 14 years, we have grown through acquisitions and development of new restaurants. We currently own 70 restaurants.

We opened six new restaurants in 2002, including one TGI Friday's and one Redfish in Chandler, Arizona; three Bamboo Clubs in Tucson, Arizona, Newport, Kentucky, and King of Prussia, Pennsylvania; and one Alice Cooper'stown in Cleveland, Ohio in the location formally occupied by an under-performing Redfish restaurant that we closed. In addition, we closed an underperforming Redfish restaurant in San Diego, California and subleased the premises to a local San Diego nightclub operator. We also closed underperforming TGI Friday's restaurants in Kansas City, Missouri and in El Paso, Texas.

During 2002, we recorded charges for (i) the write-down of land held for sale of $400,000 and (ii) impairment charges and other of $1,206,000, including asset impairment for an under-performing restaurant location that was closed, an allocation of $300,000 of goodwill, and $95,000 in lease cancellation charges related to this closure.

We opened five new restaurants in 2003, including one TGI Friday's in the Desert Ridge Mall, in Arizona and four Bamboo Club "Asian Bistro" restaurants in Novi (Detroit), Michigan; Aventura Mall (North Miami), Florida; Desert Ridge Mall, Arizona; and Raleigh/Durham, North Carolina. We sold three TGI Friday's restaurants in Northern California, and we entered into an agreement canceling the management of four TGI Friday's in California that we managed. We closed an under-performing Redfish Seafood Grill and Bar in Denver, Colorado and sub-leased the location to a third party.

During 2003, we recorded charges for (i) a write-down in the value of land we hold for sale of $350,000, (ii) impairment charges and other of $2,850,000, including asset impairments for underperforming restaurant locations, one of which was closed during 2003, (iii) an allocation of $905,000 of goodwill and franchise area goodwill for a restaurant we closed in 2003 and a restaurant that we closed in October 2004, (iv) $500,000 in lease cancellation charges related to a restaurant that we closed in October 2004, (v) a provision of $800,000 for the termination of a management agreement of four restaurants we managed in Northern California, (vi) a $300,000 provision for the retirement on March 31, 2004 of our former CEO, and (vii) a write-off of $201,000 for deferred financing fees associated with an early debt refinancing.

During 2004, we opened one new Bamboo Club "Asian Bistro" restaurant in Fairfax, Virginia. We closed two California TGI Friday's locations, Oakland and Salinas, where we made the decision not to renew the lease. In addition, we recorded charges in the fourth quarter for (i) the further write-down of the value of land held for sale in El Paso, Texas by $200,000, (ii) the impairment of assets in the amount of $310,000, and the estimated one-time lease termination fees of $875,000 covering three Bamboo locations, two of which have operating restaurants, Newport, Kentucky and Aventura, Florida, and one lease in Columbus, Ohio where we did not build a restaurant.

Subsequent to year end, we paid $575,000 in lease termination fees on two of these locations, and closed the Bamboo Club restaurant in Aventura, Florida. We plan to terminate the lease and close the Newport, Kentucky Bamboo Club location on May 31, 2005.

***Economic Overview***

We conduct business in the casual dining restaurant industry and the operating performance of our restaurants is directly and heavily influenced by the overall state of the national and local economies where our restaurants are located. When overall economic conditions negatively impact the financial performance of an individual restaurant, we periodically consider all of the factors influencing that restaurant, such as operational efficiencies, local demographic changes, local construction activity, competition, and other related factors. We then assess the prospect that we can improve both the short-term and long-term financial results, at least to a level sufficient to recover our investment in the leasehold improvements and equipment assets. There have been and likely will continue to be situations where we will make the decision that an asset is impaired and a write-down is required even when the overall economic conditions are strong.

***Same Store Sales***

We measure and report same store sales only on a full company basis, for stores that have been open for at least 18 months. Our same store sales increases or (decreases) by quarter are as follows:

## Same Store Sales

| Year | Annual | First Qtr | Second Qtr | Third Qtr | Fourth Qtr |
|---|---|---|---|---|---|
| 2004 .................. | 2.4% | 5.0% | (1.6)% | 1.3% | 4.2% |
| 2003 .................. | 1.1% | 1.2% | (1.2)% | 2.3% | 1.4% |
| 2002 .................. | 0.4% | 2.4% | 1.5% | (3.6)% | (0.8%) |
| 2001 .................. | 1.9% | 2.7% | 2.5% | 0.9% | (0.5%) |

*Asset Impairments and Write Offs*

The vast majority of our TGI Friday's restaurants have performed well; thus, we have experienced a limited number of asset impairments in recent years. As the local and national economies strengthen and our financial performance improves or remains strong, the overall judgment about asset impairment write-downs, for all of our brands, becomes easier; when the economy weakens, this judgment is made more difficult.

In the last 42 months in our Bamboo Club brand, we have opened 11 new restaurants. Financial results have been below our original expectations, primarily as a result of the timing of when we opened these restaurants and the state of the weak national economy. However, two of these new locations in Newport, Kentucky and Aventura, Florida have performed significantly below our expectations, due in part to what we now believe to be poor real estate location decisions. Subsequent to December 27, 2004, we completed the negotiations for the lease termination in Aventura, Florida and closed the restaurant on February 24, 2005. We also completed the negotiations for the lease termination in Newport, Kentucky and plan to close the restaurant on May 31, 2005. Since this location remains open and operating, we will likely have additional operating losses in 2005.

In the future and for many business reasons, we may vacate an operating property of any brand where we have a long-term lease obligation. Any such vacating of property may require us to pay fees and costs, which are likely to be material.

*Employee-related Insurance Costs and Wage Expense*

Another major cost category for us is employee-related insurance costs, such as health care and workers compensation benefits. We self-insure for the majority of the risks associated with these costs and we purchase excess liability insurance for situations where the individual cases become very costly. Each mid year and again at year end, with the assistance of our insurance actuaries, we evaluate the actual claims history to (i) predict the estimated total costs to accrue for the upcoming year, and (ii) to evaluate the level of accruals for prior years' open claims. As claims mature, we are provided with better information and insight about the likely ultimate outcomes and can better estimate the ultimate liability for any given year. However, this judgment can impact the amount of accruals actually needed as compared to previous amounts recorded, and any shortfall or excess can be material.

In addition, 31 of our 70 restaurants are located in California. California does not permit us to reduce the minimum wage that we are required to pay to our wait staff by the amount of tips and gratuity they receive from our customers. This tip credit practice is permitted in most other states in which we operate. This condition results in a significantly higher level of wages paid to our employees in California compared to the other 10 states in which we operate. This condition also impacts worker compensation benefits and our costs in California. We estimate that our workers compensation cost for each claim in California is more than double the cost we experience in other states.

### *Brand Economics*

*General*

All of our restaurants operate in the casual dining sector of the restaurant industry. However, because of each brands' age and relative business maturity, and because of differing levels of marketing and brand recognition, each brand currently has somewhat different economic results. We do not allocate any cost of capital or general and administrative cost directly to the restaurants.

Restaurant level operating profit (ROP) includes all restaurant-specific revenues and direct costs of operations, including royalties and marketing costs paid to Carlson on behalf of the TGI Friday's brand. Restaurant level EBITDA represents restaurant level cash flow, adding depreciation and amortization to ROP.

*TGI Friday's Brand*

The TGI Friday's brand is turning 40 years old, and is very widely recognized. In spite of its age, it and has been very resilient against its increasingly tough competition (dollar amounts in thousands):

| | 2003 | 2004 |
|---|---|---|
| Brand Revenues | $ 189,135 | $ 187,546 |
| Restaurant Operating Profit | $ 15,822 | $ 17,792 |
| Restaurant level Cash Flow (EBITDA) | $ 22,311 | $ 24,110 |
| EBITDA as % of Revenue | 11.8% | 12.9% |
| Average Number of Restaurants | 55.5 | 53.0 |
| Average Annual Unit Volumes | $ 3,408 | $ 3,539 |

*Bamboo Club Brand*

The Bamboo Club concept is significantly less mature than our TGI Friday's brand and the marketing and advertising support is dramatically lower. Of our 13 locations at December 27, 2004, 11 have been built and opened in the last four years, and two locations have significantly under performed our expectations. Our original expectation was that a restaurant achieved sales maturity within 6 to 8 months, but we have found that it takes much longer. We now believe two years is a more appropriate estimation period to achieve maturity. Additionally, costs are higher, especially for labor, in the initial two-year period as a restaurant adjusts to its local market conditions and customer expectations.

| | Brand Totals | Over 2 years | Under 2 years | Underperforming (a) |
|---|---|---|---|---|
| Revenues | $ 26,106 | $ 17,242 | $ 6,517 | $ 2,347 |
| Restaurant Operating Profit | $ (1,129) | $ 814 | $ (934) | $ (1,009) |
| Restaurant level Cash Flow (EBITDA) | $ 610 | $ 1,783 | $ (309) | $ (914) |
| EBITDA as a % of Revenue | 2.4% | 10.3% | (4.1%) | (38.9)% |
| Average Number of Restaurants | 12.3 | 7.0 | 3.3 | 2.0 |
| Average Annual Unit Volumes | $ 2,122 | $ 2,463 | $ 1,975 | $ 1,174 |

---

(a) Represents the two locations of Newport, KY and Aventura (Miami), FL that have struggled financially since opening. Negotiations have been ongoing since early in the fourth quarter 2004 to resolve these issues. Subsequent to year end, we completed negotiations and entered into an agreement to terminate the lease of our Aventura, FL location and we closed this restaurant on February 24, 2005. Additionally, we completed negotiations and entered into an agreement with the landlord of the Newport, KY location and will close this restaurant on May 31, 2005.

***Long-Term Debt***

We are a highly leveraged company. Our long-term debt of approximately $46 million at December 27, 2004 is held by five principal lenders. We expect to pay interest on this debt of $4.0 million in 2005 and we expect to pay down principal by at least $4.0 million. We currently benefit from the historically low levels of interest rates. If interest rates rise in 2005, our annualized interest expense will increase by approximately $286,000 for each one percentage point increase in short-term interest rates (as measured by LIBOR). As a result of the impact of our swap agreements, approximately 19% of our loans are tied to variable interest.

In addition, we have interest rate swaps whose value or obligation changes with the change in long-term interest rates. Since it is our intention to hold these swaps until maturity, the impact of the increase in value or the liability is reflected primarily on our consolidatedbalance sheet. Should we decide for appropriate business reasons to liquidate the debt and/or the related swaps early, this increased value or obligation, depending on when liquidated, would be triggered as an item recorded in our income statement, and this amount could be material. During 2004, we terminated one of our interest rate swaps and, as a result, recorded a gain in the amount of $178,000.

***Sale of Assets***

We consider selling operating or other assets from time to time, and we have an active program of reviewing our options and opportunities on a regular basis. We may enter into a transaction to sell non-strategic assets, or as part of a program to raise cash. We may sell these assets at either a gain or loss and this gain or loss could be material. Subsequent to year end, we sold land held for sale in El Paso, Texas for approximately $700,000 at its adjusted book value, resulting in no significant gain or loss.

***Outlook 2005***

A number of factors serve as the basis for cautious optimism for 2005: (i) 2004 saw a strong economic rebound, which rebound and the national economy show positive signs so far in early 2005; (ii) the TGI Friday's, partnership with Atkins to deliver low-carb menu items continues to be very promising as well as TGI Friday's new and stronger advertising campaign; and (iii) we plan to open three or four new TGI Friday's restaurants in 2005 in our strong markets of Southern California and Arizona. We expect our EBITDA to be approximately $15.0 million to $17.0 million in 2005 (see table below). This level of cash flow should allow us to meet all of our obligations as they come due and to provide sufficient cash flow to pay our debt obligations of principal and interest, to comply with our debt covenants, to build three or four restaurants, and to provide our stores with routine capital equipment replacement needs.

| Forecasted EBITDA Reconciliation: | Forecasted Twelve Months Ending December 26, 2005 | |
|---|---|---|
| | (in millions) | |
| Net Income (*) | $ | 2.3 |
| Add-Income taxes | | .2 |
| •Interest expense | | 4.0 |
| •Depreciation and Amortization | | 9.5 |
| EBITDA | $ | 16.0 |

* Before the impact of non-cash charges such as stock options expense or asset impairment write downs in 2005, if any.

### Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires a company to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions affect the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate estimates and assumptions based upon historical experience and various other factors and circumstances. We believe our estimates and assumptions are reasonable in the circumstances; however, actual results may differ from these estimates under different future conditions.

We believe that the estimates and assumptions that are most important to the portrayal of our financial condition and results of operations, in that they require our most difficult, subjective or complex judgments form the basis for the accounting policies deemed to be most critical to our operations. These critical accounting policies relate to the valuation and amortizable lives of long-lived assets, goodwill, and other identifiable intangible assets, valuation of deferred tax assets, and reserves related to self-insurance for workers compensation and general liability:

(1) We periodically perform asset impairment analysis of long-lived assets related to our restaurant locations, goodwill, and other identifiable intangible assets. We perform these tests whenever we experience a "triggering" event, such as a decision to close a location or a major change in a location's operating environment, or other event that might impact our ability to recover our asset investment. Also, we have a policy of reviewing the financial operations of our restaurant locations on at least a quarterly basis. Locations that are not meeting expectations are identified and continue to be watched closely throughout the year. Primarily in the fourth quarter, we review actual results and analyze budgets for the ensuing year. If we deem that a location's results will continue to be below expectations, we analyze alternatives for its continued operation. At this time, we perform an asset impairment test. If we determined that the asset's fair value is less than book and we will be unable to recover the value through operations, we record an impairment charge. Upon an event such as a formal decision for abandonment (restaurant closure), we may record additional impairment of assets, including an allocation of goodwill. Any carryover basis of assets is depreciated over the respective remaining useful lives.

(2) Periodically, we record (or reduce) the valuation allowance against our deferred tax assets to the amount that is more likely than not to be realized based upon recent past financial performance, tax reporting positions, and expectations of future taxable income. We expect to continue to record a full valuation allowance on any future tax benefits until we sustain profitable operations.

(3) We use an actuarial based methodology utilizing our historical experience factors to adjust periodically self-insurance reserves for workers compensation and general liability claims and settlements. These estimates are adjusted based upon annual information received in July of each year in connection with policy renewals. Estimated costs for the following year are accrued on a monthly basis, and progress against this estimate is re-evaluated based upon actual claims data each quarter.

(4) We use the method of accounting for employee stock options allowed under APB Opinion 25 and have adopted the disclosure provisions of SFAS No.123, which require pro forma disclosure of the impact of using the fair value at date of grant method of recording stock-based employee compensation. In 2004, the Financial Accounting Standards Board ("SFAS") issued Statement of Financial Accounting Standards 123-revised 2004 ("SFAS 123R") Share-Based Payment" which replaces Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." SFAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of income. The accounting provisions of SFAS 123R are effective for reporting periods beginning after June 15, 2005. Although we have not yet determined whether the adoption of SFAS 123R will result in amounts that are similar to the current pro forma disclosures under SFAS 123, we are evaluating the requirements under SFAS 123R and expect the adoption to have a significant adverse impact on our consolidated statements of operations and net income per share.

We believe estimates and assumptions related to these critical accounting policies are appropriate under the circumstances; however, should future events or occurrences result in unanticipated consequences, there could be a material impact on our future financial condition or results of operations.

**Results of Operations**

The following table sets forth, for the periods indicated, the percentages that certain items of income and expense bear to total revenue:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | December 27, 2004 | December 29, 2003 (as restated) | December 30, 2002 (as restated) |
| Revenue | 100.0% | 100.0% | 100.0% |
| Restaurant operating expenses: | | | |
| Cost of sales | 26.3 | 26.9 | 27.8 |
| Payroll and benefits | 30.8 | 31.4 | 31.3 |
| Depreciation and amortization | 3.8 | 3.7 | 3.6 |
| Other operating expenses | 31.8 | 31.3 | 30.0 |
| Total restaurant operating expenses | 92.7 | 93.3 | 92.8 |
| Amortization of intangibles | 0.3 | 0.3 | 0.2 |
| General and administrative expenses | 4.1 | 4.0 | 4.1 |
| Preopening expenses | 0.1 | 0.4 | 0.7 |
| New manager training expenses | — | 0.1 | 0.2 |
| Impairment charges and other | 0.6 | 2.6 | 3.6 |
| Operating income (loss) | 2.1 | (0.6) | (1.6) |
| Gain from sale of assets | — | (1.7) | — |
| Interest expense and other, net | 1.7 | 2.0 | 1.8 |
| Income (loss) before income taxes | 0.4% | (1.0)% | (3.4)% |

**Fiscal 2004 Compared to Fiscal 2003**

Revenue for the fiscal year ended December 27, 2004 was essentially flat, increasing by $200,000, or 0.1%, to $224.7 million compared with $224.5 million for the fiscal year ended December 29, 2003. This slight increase was primarily a result of (i) sales from the one new restaurant in 2004, (ii) the full year of revenues from the three restaurants opened in 2003, and (iii) same store sales increase of 2.4% in 2004 (versus a 1.1% increase in 2003). These increases were offset by revenues lost of approximately $6.5 million as a result of sold or closed restaurants in 2004 from the revenue levels of these locations in 2003. Same-stores sales percentages represent sales for stores that have been open for at least 18 months. Revenue from alcoholic beverages accounted for 25.0% of revenue in 2004 and 25.1% in 2003.

Cost of sales as a percentage of revenue decreased to 26.3% in 2004 from 26.9% in 2003. This decrease was due primarily to lower contractual prices on meat, shrimp, and other seafood, partially offset by higher costs in poultry as a result of supply and demand, stronger supply chain buying efforts, and slight menu pricing increases. The decrease was also attributable to promotional driven product mix changes throughout the year.

Payroll and benefits consist of restaurant management salaries, hourly payroll expenses, and other payroll related benefits, including bonus and health care. Payroll and benefit costs decreased slightly as a percentage of revenue to 30.8% in 2004 from 31.4% in 2003. We experienced increases related to a substantial increase in California's State Unemployment rate during 2004 (which was an across the board increase and was not related to our claims experience) and higher labor costs related to our recent Bamboo Club opening (labor costs are higher in the initial four to six months of operation). These increases were more than offset by a reduction in our group health costs combined with a slight reduction in labor costs related to labor efficiencies resulting from the maturation of newer Bamboo Club restaurants.

Depreciation and amortization before income from restaurant operations includes depreciation of restaurant property and equipment and amortization of franchise fees and liquor licenses. Depreciation and amortization increased as a percentage of revenue to 3.8% in 2004 from 3.7% in 2003. This increase was primarily a result of depreciation related to asset acquisitions for new stores and accelerated depreciation of the assets of two California locations that we closed in 2004. The increase was partially offset by the reduction in depreciation as a result of asset impairments recorded during 2004 and 2003.

Other operating expenses include rent, real estate taxes, common area maintenance (CAM) charges, royalties and advertising, workers' compensation and property insurance, maintenance, and utilities. Other operating expenses increased by $1.2 million and as a percentage of revenue to 31.8% in 2004 from 31.7% in 2003. The increase was principally due to (i) higher marketing fees of $600,000 paid to TGI Friday's for the national TGI Friday's advertising campaign (the fee was 3.5% of sales in 2004 versus 3.2% of sales in 2003) which consisted of seven 4-week flights in 2004 versus five 4-week flights, (ii) increased occupancy expenses related to higher CAM charges, property taxes, and relatively higher lease costs for our Bamboo Club locations, and (iii) higher local marketing costs.

Depreciation and amortization after income from restaurant operations includes depreciation of corporate property and equipment, amortization of identifiable intangibles. Depreciation and amortization remained constant as a percentage of revenue at 0.3% for both 2004 and 2003.

General and administrative expenses are those expenses associated with corporate and administrative functions that support new restaurant development and restaurant operations and provide administrative, accounting, and management infrastructure. These costs consist primarily of management and staff salaries, employee benefits, travel, legal and professional fees, and technology support. General and administrative expenses increased to $9.2 million, or 4.1% of revenue, in 2004 from $9.0 million, or

4.0% of revenue, in 2003. We experienced increases related primarily to higher legal costs and increases in technology support fees. The increases were partially offset by lower salaries and benefits resulting from a reduction in the number of employees from a corporate wide restructuring in July 2004, and due to the slow down in new store openings during 2004.

Pre-opening expenses are costs incurred prior to opening a new restaurant and consist primarily of manager salaries and relocation and training costs. Historically, we have experienced variability in the amount and percentage of revenues attributable to pre-opening expenses. We typically incur the most significant portion of pre-opening expenses associated with a given restaurant in the two months immediately preceding opening and in the month the restaurant opens. Pre-opening expenses were $260,000, or 0.1% of revenue, in 2004 compared with $907,000, or 0.4% of revenue, in 2003. These decreases were the result of fewer new store openings in 2004, one compared with five in 2003, and the timing of incurring the expenses related to these openings.

New manager training expenses are those costs incurred in training newly hired or promoted managers, as well as those costs incurred to relocate those managers to permanent management positions. New manager training expenses were $50,000, or less than 0.1% of revenue, in 2004 compared with $195,000, or 0.1% of revenue, in 2003. This decrease was primarily a result of fewer new store openings in 2004 compared with 2003.

In 2004, the impairment charges and other account included the write-off or write-down of asset impairments of certain leasehold improvements, equipment, other operating assets, real estate held for sale, and lease termination fees to cancel three leases. The account included (i) $200,000 primarily to reduce the carrying value of real property in El Paso, TX, which is currently under a sales contract, to its estimated fair value, (ii) $310,000 in asset impairments, primarily related to an underperforming Bamboo Club location in Miami, FL, and (iii) $875,000 in one time lease cancellation charges and other costs associated with the termination of three leases, one in Columbus, OH where we have not built a restaurant, and one each for Miami, FL and Newport, KY Bamboo Club locations.

Interest expense and other, was approximately $3.8 million, or 1.7% of revenue, in 2004 compared with $4.5 million, or 2.0% of revenue, in 2003. This reduction was primarily attributable to lower average outstanding borrowings, as we paid down debt principal in 2004, somewhat lower interest rates, and a one-time gain on the termination of an interest rate swap of $178,000.

At December 27, 2004, we had approximately $13.0 million of net operating loss carryforwards and tax credits available to offset future book income and federal income taxes. As a result, we did not record any income tax expense in 2004.

**Fiscal 2003 Compared to Fiscal 2002**

Revenue for the fiscal year ended December 29, 2003 increased by $4.3 million, or 2.0%, to $224.5 million compared with $220.2 million for the fiscal year ended December 30, 2002. Of this increase, $8.4 million was primarily a result of opening five new restaurants in 2003 and the full year of revenues for the six restaurants opened in 2002. This increase was offset by revenues lost of approximately $6.0 million as a result of the sale of three TGI Friday's and the closure of one Redfish restaurant. Same-store sales increased 1.1%, or $1.9 million, for fiscal 2003 compared to an increase in same-store sales of 0.4% for 2002. Same-stores sales percentages represent sales for stores that have been open for at least 18 months. Revenue from alcoholic beverages accounted for 25.1% of revenue in 2003 and 24.4% in 2002.

Cost of sales as a percentage of revenue decreased to 26.9% in 2003 from 27.8% in 2002. This decrease was due primarily to lower contractual prices on certain items such as meat and seafood, stronger supply chain buying efforts, and slight menu pricing increases. The decrease was also attributable to promotional driven product mix changes.

Payroll and benefits consist of restaurant management salaries, hourly payroll expenses, and other payroll related benefits, including bonus and health care. Payroll and benefit costs increased slightly as a percentage of revenue to 31.4% in 2003 from 31.3% in 2002. As a result of new bonus programs and improved restaurant performance, we experienced increases in bonus expense during 2003 compared with 2002. These increases were partially offset by lower labor costs related to labor efficiencies resulting from the maturation of Bamboo Club restaurants (labor costs of new restaurants are higher during the initial four to six months of operation) and productivity gains at our TGI Friday's restaurants.

Depreciation and amortization before income from restaurant operations includes depreciation of restaurant property and equipment and amortization of franchise fees and liquor licenses. Depreciation and amortization increased as a percentage of revenue to 3.7% in 2003 from 3.6% in 2002. This increase was primarily a result of depreciation related to asset acquisitions for new stores and accelerated depreciation of the assets of a California location that we sold during the third quarter of 2003. The increase was partially offset by the reduction in depreciation as a result of asset impairments recorded during 2002 and 2003.

Other operating expenses, as restated, include rent, real estate taxes, common area maintenance (CAM) charges, advertising, workers' compensation and property insurance, maintenance, and utilities. Other operating expenses increased by $4.2 million and as a percentage of revenue to 31.2% in 2003 from 29.9% in 2002. The increase was principally due to (i) higher marketing fees of $1.0 million paid to TGI Friday's for the national Friday's advertising campaign, which consisted of five 4-week flights in 2003 versus four 4-week flights in 2002, (ii) increased occupancy expenses of $1.4 million related to higher CAM charges, property taxes, and relatively higher lease costs for our Bamboo Club locations, (iii) higher utility costs of $700,000, and (iv) higher worker's compensation and general liability costs, primarily in California, which increased $1.6 million over the prior year.

Depreciation and amortization after income from restaurant operations includes depreciation of corporate property and equipment and amortization of identifiable intangibles. Depreciation and amortization increased as a percentage of revenue to 0.3% in 2003 from 0.2% in 2002. The increase was primarily a result of additional depreciation related to new point-of-sale software we purchased in the third quarter of 2002 and the amortization of franchise area goodwill.

General and administrative expenses are those expenses associated with corporate and administrative functions that support new restaurant development and restaurant operations and provide administrative, accounting, and management infrastructure. These costs consist primarily of management and staff salaries, employee benefits, travel, legal and professional fees, and technology support. General and administrative expenses decreased as a percentage of revenue to $8,977,000, or 4.0% of revenue, in 2003 from $8,946,000, or 4.1% of revenue, in 2002. We experienced increases related to higher local marketing costs, investor relations consulting fees, and legal expenses. The increases were partially offset by lower salaries and benefits from a reduction in the number of employees, reduced travel as a result of the slow-down in new store openings during 2003, and decreases resulting from a focused cost-reduction effort implemented in the fourth quarter of 2002.

Pre-opening expenses are costs incurred prior to opening a new restaurant and consist primarily of manager salaries and relocation and training costs. Historically, we have experienced variability in the amount and percentage of revenues attributable to pre-opening expenses. We typically incur the most significant portion of pre-opening expenses associated with a given restaurant in the two months immediately preceding opening and in the month of opening. Pre-opening expenses were $907,000, or 0.4% of revenue, in 2003 as compared with $1,619,000, or 0.7% of revenue, in 2002. These decreases were the result of fewer new store openings in 2003 (five) compared to 2002 (six) and the timing of incurring the expenses related to these openings.

New manager training expenses are those costs incurred in training newly hired or promoted managers, as well as those costs incurred to relocate those managers to permanent management positions. New manager training expenses were $195,000, or 0.1% of revenue in 2003 compared with $426,000, or 0.2% of revenue, in 2002. This decrease was primarily a result of fewer new store openings in 2003 compared to 2002 and expenses incurred in 2002 related to new stores opened in early 2003.

In 2003, the impairment charges and other account included the write-off or write-down of asset impairments of certain leasehold improvements, equipment, and other operating assets. The account included (i) $2,850,000 primarily to reduce the carrying value of these assets on underperforming locations to their estimated fair value, (ii) $905,000 of goodwill and franchise area goodwill allocated to a closed Redfish location in Denver, Colorado, and two impaired locations, one of which closed in October 2004, (iii) $500,000 in lease cancellation charges and other costs associated with the closing of a TGI Friday's in Salinas, California in early 2004, (iv) a reduction of $350,000 in the value of the land and building we hold for sale in El Paso, Texas, (v) a provision of $800,000 for the termination of a management agreement under which we managed four restaurants in Northern California, (vi) a provision of $300,000 for the retirement on March 31, 2004 for our CEO, and (vii) a write-off of $200,000 for deferred financing fees associated with early refinancing of debt.

Interest expense and other, net was approximately $4.5 million, or 2.0% of revenue, in 2003 compared with $4.0 million, or 1.8% of revenue, in 2002. This increase was primarily attributable to slightly higher average outstanding borrowings, higher credit spreads due to increased leverage, and a prepayment penalty of $270,000 associated with early refinancing of debt. This increase was partially offset by more favorable interest rates on our variable interest rate debt. During the years ended December 29, 2003 and December 30, 2002, we had average outstanding borrowings of $53,600,000 and $54,200,000, respectively, with effective interest rates of 7.9% and 7.3%, respectively.

At December 29, 2003, we had approximately $13.7 million of net operating loss carryforwards and tax credits available to offset future book income and federal income taxes.

**Liquidity and Capital Resources**

Our primary use of funds over the past five years has been for the acquisition of existing TGI Friday's restaurants, the development of new TGI Friday's restaurants, and the acquisition and development of the Redfish and Bamboo Club restaurants and concepts. These acquisitions were financed principally through a new stock rights offering to existing stockholders, the issuance of long-term debt, and internally generated cash.

At December 27, 2004, we had long-term debt with five banks and financial institutions, including the current portion of $3.9 million, which required principal and interest payments of approximately $7.9 million in 2005.

All of our loan agreements contain various financial covenants that are generally measured at the end of each quarter. Primarily, there are two key covenants we must meet. Several loan agreements incorporate a fixed charge coverage test, which requires us to produce a level of earnings before interest, taxes, depreciation, and amortization and other unusual gains or losses (EBITDA) in excess of principal and interest under our debt obligations during rolling twelve month periods. Other loan agreements modify this covenant for items such as pre-opening costs and rent expense. Many of our loan documents also limit the amount of long-term debt we can borrow based on trailing levels of EBITDA. At December 27, 2004, we met all of the financial covenants for all debt agreements, as amended.

Currently, we have no significant borrowing capabilities under any of our debt agreements. Some of our financial covenants depend upon profitable operations and limit the total amount of debt we can have outstanding.

We had a $2.5 million, one-year revolving line of credit with a bank which expired in December 2004. Subsequent to December 27, 2004, we entered into negotiations for a one-year renewal of this line. We have used this line to establish a $1.9 million letter of credit with our workers' compensation insurer, to guarantee payment of claims, under our self insured program.

We believe we will remain in compliance with our current debt agreements, as amended, in 2004 or will receive the necessary amendments, if needed, to our debt covenants. We believe that our current cash resources, additional debt financing commitments, sale of assets, and expected cash flows from operations will be sufficient to fund our general obligations and planned limited development through 2004.

We started construction on one TGI Friday's during late 2004, for opening in the first half of 2005. In addition, we are required to build two more TGI Friday's in 2005 under the terms of our development agreements. We believe that our cash flow from operations in 2005 will be sufficient to meet all of our capital obligations; however, we will likely need to obtain capital to fund additional growth beyond 2005. Potential sources of such capital include selling assets, bank financing, strategic alliances, and additional offerings of our equity or debt securities. We cannot provide assurance that such capital will be available from these or other potential sources, and the lack of capital could have a material adverse effect on our business.

Net cash flows from operating activities were $13,184,000 in 2004, $7,267,000 in 2003, and $9,195,000 in 2002. Cash flows from operating activities were reduced by $5,601,000 for funds used to make principal payments on debt during 2004.

Net cash used in investing activities was $6,768,000 in 2004, $5,473,000 in 2003, and $18,578,000 in 2002, which we used primarily to fund property and equipment purchases for our new restaurants and to acquire franchise rights and goodwill related to both the purchase and opening of new restaurants. Funds used in investing activities were offset by cash received from the early termination of our lease in Oakland, California in October 2004 ($847,000) and by the sale of assets of three restaurants in the Sacramento California area in 2003 ($3,773,000).

At December 27, 2004, our current liabilities exceeded our current assets by approximately $19,701,000, after the effect of the restatement, due in part to cash expended on our new restaurant development requirements and because the restaurant business receives substantially immediate payment for sales, while payables related to inventories and other current liabilities normally carry longer payment terms, usually 15 to 30 days. At December 27, 2004, we had a cash balance of $5,593,000 and long-term debt of $46,083,000, including current portion of long-term debt of $3,851,000. Monthly cash receipts have been and are expected to be sufficient to pay all obligations as they become due.

Approximately $39,771,000 of this debt is term loans comprised of notes payable to three lenders. The notes bear interest at rates ranging from 5.09 to 9.46% per annum and mature at various times over the next 11 years. The remainder of our long-term debt consists of notes payable to various lending institutions. These notes bear interest at rates ranging from 5.21% to 10.6% and mature at various times over the next 10 years.

From time to time, we may enter into interest rate swap agreements with certain financial institutions for the purpose of adjusting our ratio of fixed rate debt over a certain period of time at varying notional amounts. At December 27, 2004, there were approximately $20.0 million in net notional amounts of interest rate swap agreements outstanding that carried a weighted average interest rate of 6.0%. The effective amount of interest we pay on the notional amounts of these swap agreements is calculated using the interest rate of the swap against the notional amount of each swap. These swaps effectively adjust the ratio of fixed rate debt on 70% of total outstanding debt.

We lease all of our restaurants under operating leases, with initial terms ranging from 10 to 20 years, with various renewal options of 10 to 20 years. Our future debt, lease, and purchase obligations are summarized by year as follows (in thousands):

**Contractual Obligations and Commitments:**

| | Total | Less than one year | One to three years | Three to five years | Greater than five years |
|---|---|---|---|---|---|
| Debt Maturities | $ 46,083 | $ 3,851 | $ 8,566 | $ 9,305 | $ 24,361 |
| Minimum Lease Commitment | 131,702 | 12,349 | 25,111 | 23,570 | 70,672 |
| Purchase Commitments | 9,100 | 9,100 | — | — | — |
| Total | $ 186,885 | $ 25,300 | $ 33,677 | $ 32,875 | $ 95,033 |

Minimum lease commitments represent operating leases on our restaurant locations. We have no other off-balance sheet financings. A default under a lease agreement could result in damages or the acceleration of amounts due under the lease. Total purchase commitments include estimated construction costs for the three to four new TGI Friday's restaurants we have contracted to open in 2005.

We believe that our current resources and expected cash flows from operations will be sufficient to fund our capital needs and debt maturities during the next 12 months. Prolonged future adverse geopolitical and economic conditions could have a material adverse effect on our financial capabilities.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of December 27, 2004, we were participating in three derivative financial instruments for which fair value disclosure is required under SFAS No. 133, as amended. The fair value liability of the interest rate swap agreements discussed in Note 2 to the consolidated financial statements increased to $2,053,109 using "hedge accounting" under SFAS No. 133, as amended.

Our market risk exposure is limited to interest rate risk associated with our credit instruments. We incur interest on loans made at variable interest rates of 2.65 to 3.75% over LIBOR. At December 27, 2004, we had outstanding borrowings on these loans of approximately $28,610,184. Our net interest expense for 2004 was $3,794,000; a one percent variation on any of the variable rates would have increased or decreased our total interest expense by approximately $286,000 for the year, not including the impact of our swaps.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the consolidated financial statements, the reports thereon, the notes thereto, and the supplementary data commencing at page F-1 of this report, which consolidated financial statements, reports, notes, and data are incorporated by reference.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Our previous auditors, KPMG LLP originally audited our consolidated balance sheet as of December 30, 2002, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income (loss) and cash flows for the year ended December 30, 2002. As a result of our restatement (see note 1 to consolidated financial statements), it was necessary for KPMG to audit amounts recorded during the year ended December 30, 2002 and update their report on those financial statements. KPMG was unable to audit the restatements and provide consent in sufficient time to allow us to meet our Form 10-K filing requirements. As a result, we engaged the accounting firm of Mayer Hoffman McCann P.C., our current independent registered public accountants, to perform a re-audit of our consolidated balance sheet as of December 30, 2002, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income (loss) and cash flows for the year ended December 30, 2002.

## ITEM 9A. CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures, which included inquires made to certain other of our employees as of December 27, 2004. Based on their evaluations, our Chief Executive Officer and Chief Financial Officer have each concluded that our disclosure controls and procedures are effective and sufficient to ensure that we record, process, summarize, and report information required to be disclosed by us in our periodic reports filed under the Securities Exchange Act within the time period specified by the Securities and Exchange Commission's rules and forms.

## ITEM 9B. OTHER INFORMATION

Not applicable.

## PART III

### ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item relating to our directors is incorporated by reference to our Proxy Statement to be filed for our 2005 Annual Meeting of Stockholders. The information required by this Item relating to our executive officers is included in Item 1, "Business – Executive Officers."

### ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to our Proxy Statement to be filed for our 2005 Annual Meeting of Stockholders.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

All of our equity based compensation plans have been adopted with stockholder approval. Other than the preceding, the information required by this Item is incorporated by reference to our Proxy Statement to be filed for our 2005 Annual Meeting of Stockholders.

### ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is incorporated by reference to our Proxy Statement to be filed for our 2005 Annual Meeting of Stockholders.

### ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to our Proxy Statement to be filed for our 2005 Annual Meeting of Stockholders.

## PART IV

### ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements and Financial Statement Schedules.

(1) Financial statements are listed in the index to the consolidated financial statements on page F-1 of this Report.

(2) No financial statement schedules are included because they are not applicable or are not required or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

**MAIN STREET RESTAURANT GROUP, INC.**

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

**REPORT OF INDEPENDEDNT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholders

MAIN STREET RESTAURANT GROUP, INC..

We have audited the accompanying consolidated balance sheets of Main Street Restaurant Group, Inc. and subsidiaries as of December 27, 2004 and December 29, 2003, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 27, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidate financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Main Street Restaurant Group, Inc. and subsidiaries as of December 27, 2004 and December 29, 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 27, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 of the consolidated financial statements, the December 29, 2003 and December 30, 2002 consolidated financial statements have been restated.

/s/ Mayer Hoffman McCann
P.C.

MAYER HOFFMAN MCCANN P.C.

Phoenix, Arizona
March 3, 2005

**MAIN STREET RESTAURANT GROUP, INC. AND SUBSIDIARIES**

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Par Value and Share Data)

| | December 27, 2004 | December 29, 2003 (as restated) |
|---|---|---|
| ASSETS | | |
| Current assets: | | |
| Cash and cash equivalents | $ 5,593 | $ 4,600 |
| Accounts receivable | 1,208 | 1,494 |
| Inventories | 2,758 | 2,762 |
| Prepaid expenses | 477 | 971 |
| Total current assets | 10,036 | 9,827 |
| Property and equipment, net | 66,444 | 68,129 |
| Other assets, net | 1,804 | 2,218 |
| Notes receivable, net | 1,212 | 1,657 |
| Goodwill | 21,255 | 21,685 |
| Franchise fees, net | 1,815 | 1,999 |
| Purchased franchise territories, net | 606 | 692 |
| Total assets | $ 103,172 | $ 106,207 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| Current liabilities: | | |
| Current portion of long-term debt | $ 3,851 | $ 3,815 |
| Accounts payable | 6,626 | 6,408 |
| Other accrued liabilities | 19,260 | 17,550 |
| Total current liabilities | 29,737 | 27,773 |
| Long-term debt, net of current portion | 42,232 | 47,869 |
| Other liabilities and deferred credits | 1,918 | 2,441 |
| Total liabilities | 73,887 | 78,083 |
| Commitments, contingencies and subsequent events (see notes 7 and 9) | | |
| Stockholders' equity: | | |
| Preferred stock, $.001 par value, 2,000,000 shares authorized, no shares issued and outstanding in 2004 and 2003 | — | — |
| Common stock, $.001 par value, 25,000,000 shares authorized, 14,642,000 and 14,642,000 shares issued and outstanding in 2004 and 2003 | 15 | 15 |
| Additional paid-in capital | 54,927 | 54,927 |
| Accumulated other comprehensive loss | (1,845) | (2,053) |
| Accumulated deficit | (23,812) | (24,765) |
| Total stockholders' equity | 29,285 | 28,124 |
| Total liabilities and stockholders' equity | $ 103,172 | $ 106,207 |

The accompanying notes are an integral part of these consolidated financial statements.

**MAIN STREET RESTAURANT GROUP, INC. AND SUBSIDIARIES**
CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Per Share Amounts)

| | Years Ended | | |
|---|---|---|---|
| | December 27, 2004 | December 29, 2003 | December 29, 2003 |
| | | (as restated) | (as restated) |
| Revenue | $ 224,751 | $ 224,494 | $ 220,151 |
| Restaurant operating expenses | | | |
| Cost of sales | 59,025 | 60,299 | 61,270 |
| Payroll and benefits | 69,287 | 70,415 | 68,997 |
| Depreciation and amortization | 8,591 | 8,386 | 7,895 |
| Other operating expenses | 71,438 | 70,257 | 66,085 |
| Total restaurant operating expenses | 208,341 | 209,357 | 204,247 |
| Other operating expenses and income: | | | |
| Amortization of intangible assets | 758 | 606 | 461 |
| General and administrative expenses | 9,210 | 8,977 | 8,946 |
| Pre-opening expenses | 260 | 907 | 1,619 |
| New manager training expenses | 50 | 195 | 426 |
| Impairment charges and other | 1,385 | 5,906 | 7,943 |
| Operating income (loss) | 4,747 | (1,454) | (3,491) |
| Gain on sale of assets | — | 3,831 | — |
| Interest expense and other, net | 3,794 | 4,521 | 3,950 |
| Net income (loss) before income taxes | 953 | (2,144) | (7,441) |
| Income tax(benefit) | — | — | 1,309 |
| Net income (loss) | $ 953 | $ (2,144) | $ (8,750) |
| Basic earnings per share: | | | |
| Net income (loss) | $ 0.07 | $ (0.15) | $ (0.62) |
| Diluted earnings per share: | | | |
| Net income (loss) | $ 0.07 | $ (0. 15) | $ (0.62) |
| Weighted average number of shares outstanding: | | | |
| Basic | 14,642 | 14,179 | 14,105 |
| Diluted | 14,649 | 14,179 | 14,105 |

The accompanying notes are an integral part of these consolidated financial statements.

**MAIN STREET RESTAURANT GROUP, INC. AND SUBSIDIARIES**
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In Thousands)

| | Common Stock | | | | | |
|---|---|---|---|---|---|---|
| | Shares | Par Value | Additional Paid-in Capital | Accumulated Deficit | Accumulated Other Comprehensive Loss | Total |
| BALANCES, December 31, 2001 | 14,053 | 14 | 53,645 | (13,250) | (202) | 40,207 |
| Cumulative effect of restatement | — | — | — | (794) | — | (794) |
| Shares issued in connection with options exercised | 89 | — | 282 | — | — | 282 |
| Comprehensive income (loss): | | | | | | |
| Unrealized loss on hedging contract | — | — | — | — | (2,302) | (2,302) |
| Net loss | — | — | — | (8,750) | — | (8,750) |
| Comprehensive loss: | | | | | | (11,052) |
| BALANCES, as restated, December 30, 2002 | 14,142 | 14 | 53,927 | (22,621) | (2,504) | 28,816 |
| Shares issued, common stock | 500 | 1 | 1,000 | — | — | 1,001 |
| Comprehensive income (loss): | | | | | | |
| Unrealized gain on hedging contract | — | — | — | — | 451 | 451 |
| Net loss | — | — | — | (2,144) | — | (2,144) |
| Comprehensive loss: | | | | | | (1,693) |
| BALANCES, as restated, December 29, 2003 | 14,642 | 15 | 54,927 | (24,765) | (2,053) | 28,124 |
| Shares issued, common stock | — | — | — | | | |
| Comprehensive income (loss): | | | | | | |
| Unrealized gain on hedging contract | — | — | — | — | 208 | 208 |
| Net income | — | — | — | 953 | — | 953 |
| Comprehensive Income: | | | | | | 1,161 |
| BALANCES, December 27, 2004 | 14,642 | $ 15 | $ 54,927 | $ (23,812) | $ (1,845) | $ 29,285 |

The accompanying notes are an integral part of these consolidated financial statements.

**MAIN STREET RESTAURANT GROUP, INC. AND SUBSIDIARIES**
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

| | Years Ended | | |
|---|---|---|---|
| | December 27, 2004 | December 29, 2003 (as restated) | December 30, 2002 (as restated) |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income (loss) | $ 953 | $ (2,144) | $ (8,750) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Depreciation and amortization | 9,349 | 8,992 | 8,356 |
| Amortization of note receivable discount | (54) | (22) | — |
| (Gain) loss on sale of assets | 51 | (3,831) | — |
| Impairment charges and other | 1,385 | 5,906 | 5,674 |
| Gain on settlement of interest rate swap | (178) | | |
| Deferred income taxes | — | — | 1,650 |
| Changes in assets and liabilities: | | | |
| Accounts receivable | 286 | (390) | 686 |
| Inventories | 4 | (55) | (416) |
| Prepaid expenses | 494 | 1,133 | (849) |
| Other assets, net | 238 | 56 | (300) |
| Accounts payable | 218 | (1,665) | 737 |
| Other accrued liabilities | 438 | (713) | 3,028 |
| Net cash provided by operating activities | 13,184 | 7,267 | 9,195 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Additions to property and equipment | (8,115) | (10,253) | (18,548) |
| Cash received from notes receivable | 500 | 325 | — |
| Cash paid to acquire franchise rights and goodwill | — | (50) | (30) |
| Cash received from the sale of assets | — | 4,505 | — |
| Cash received from termination of lease | 847 | — | — |
| Net cash used by investing activities | (6,768) | (5,473) | (18,578) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | |
| Proceeds from sale of common stock | — | 1,001 | — |
| Proceeds received on settlement of interest rate swap | 178 | — | — |
| Proceeds received from the exercise of stock options | — | — | 282 |
| Long-term debt borrowings | — | — | 9,465 |
| Principal payments on long-term debt | (5,601) | (3,816) | (4,209) |
| Net cash provided (used) by financing activities | (5,423) | (2,815) | 5,538 |
| NET CHANGE IN CASH AND CASH EQUIVALENTS | 993 | (1,021) | (3,845) |
| CASH AND CASH EQUIVALENTS, BEGINNING | 4,600 | 5,621 | 9,466 |
| CASH AND CASH EQUIVALENTS, ENDING | $ 5,593 | $ 4,600 | $ 5,621 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | | | |
| Cash paid during the year for interest | $ 3,938 | $ 4,629 | $ 4,139 |
| Cash paid during the year for income taxes | $ 59 | $ 3 | $ 118 |

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

Main Street Restaurant Group, Inc. is a Delaware corporation engaged in the business of acquiring, developing, and operating restaurants. We currently own 52 TGI Friday's restaurants, 13 Bamboo Club restaurants, four Redfish Grill and Bar restaurants, and one Alice Cooper'stown restaurant.

*(a) Principles of Consolidation*

The consolidated financial statements include the accounts of Main Street Restaurant Group, Inc. and our wholly owned subsidiaries. All material intercompany transactions have been eliminated in consolidation. All references herein refer to our company and our subsidiaries.

*(b) Fiscal Year*

We operate on a fiscal year that ends on the Monday on or before December 31.

*(c) Use of Estimates*

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires a company to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions affect the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate estimates and assumptions based upon historical experience and various other factors and circumstances. We believe our estimates and assumptions are reasonable in the circumstances; however, actual results may differ from these estimates under different future conditions.

We believe that the estimates and assumptions that are most important to the portrayal of our financial condition and results of operations, in that they require our most difficult, subjective, or complex judgments, form the basis for the accounting policies deemed to be most critical to our operations. These critical accounting policies relate to the valuation and amortizable lives of long-lived assets, goodwill, and other identifiable intangible assets, valuation of deferred tax assets, and reserves related to self-insurance for workers compensation and general liability:

(1) We periodically perform asset impairment analysis of long-lived assets related to our restaurant locations, goodwill, and other identifiable intangible assets. We perform these tests whenever we experience a "triggering" event, such as a decision to close a location or a major change in a location's operating environment, or other event that might impact our ability to recover our asset investment. Also, we have a policy of reviewing the financial operations of our restaurant locations on at least a quarterly basis. Locations that are not meeting expectations are identified and continue to be watched closely throughout the year. Primarily in the fourth quarter, we review actual results and analyze budgets for the ensuing year. If we deem that a location's results will continue to be below expectations, we analyze alternatives for its continued operation. At this time, we perform an asset impairment test. If we determine that the asset's fair value is less than carrying value and we will be unable to recover the value through operations, we record an impairment charge. Upon an event such as a formal decision for abandonment (restaurant closure), we may record additional impairment of assets, including an allocation of goodwill. Any carryover basis of assets is depreciated over the respective remaining useful lives.

(2) Periodically, we record (or reduce) the valuation allowance against our deferred tax assets to the amount that is more likely than not to be realized based upon recent past financial performance, tax reporting positions, and expectations of future taxable income. We expect to continue to record a full valuation allowance on any future tax benefits until we sustain profitable operations.

(3) We use an actuarial based methodology utilizing our historical experience factors to adjust periodically self-insurance reserves for workers compensation and general liability claims and settlements. These estimates are adjusted based upon annual information received in July of each year in connection with policy renewals. Estimated costs for the following year are accrued on a monthly basis and progress against this estimate is re-evaluated based upon actual claims data each quarter.

(4) We use the method of accounting for employee stock options under Accounting Principles Board (APB) Opinion 25 and have adopted the pro forma disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, which require disclosure of the impact of using the fair value at date of grant method of recording stock-based employee compensation.

We believe estimates and assumptions related to these critical accounting policies are appropriate under the circumstances; however, should future events or occurrences result in unanticipated consequences, there could be a material impact on our future financial condition or results of operations.

*(d) Restatement of previously issued Financial Statements*

Following a review of our accounting policy and in consultation with our independent registered public accounting firm, we determined that it was appropriate to adjust our computation of straight-line rent expense and the related deferred rent liability. As a result, we have restated our consolidated financial statements for the fiscal years ended December 30, 2002 and December 29, 2003 and the first three quarters of fiscal 2004. Historically, when accounting for leases with renewal options, rent expense has been recorded on a straight-line basis over the initial non-cancelable lease term with the term commencing when actual rent payments began. Buildings and leasehold improvements on those properties are depreciated over a period equal to the shorter of the term of the lease, including option periods provided for in the lease, or the useful life of the assets. We have determined that we should recognize rent expense on a straight-line basis over the term of the lease including optional renewal periods where failure to exercise such options would result in an economic penalty and to be consistent with our conclusions with respect to the depreciable lives of the related improvements to which the lease relates.

The cumulative effect of the restatement through fiscal 2004 is an increase in deferred rent liability of approximately $1.2 million. Retained earnings and stockholders' equity at the end of fiscal 2004 also decreased by approximately $1.2 million. There is no material net impact on any of our deferred tax accounts. Rent expense for fiscal years 2004, 2003, and 2002 increased by $190,000, $178,000, and $173,000, respectively, and for each of the first three quarters of fiscal 2004, by approximately $47,000. Retained earnings for fiscal year 2002 decreased by $621,000. The restatement did not have any impact on diluted earnings per share for 2004 and decreased diluted earnings per share by $0.01 per share for the fiscal years 2003 and 2002. The restatement did not have any impact on our previously reported cash flows, sales or same-store restaurant sales, or on our compliance with any covenant under any of our debt instruments.

*(e) New Accounting Pronouncements*

In December 2004, the Financial Accounting Standards Board ("FASB") recently enacted Statement of Financial Accounting Standards 123-revised 2004 ("SFAS 123R"), "Share-Based Payment" which replaces Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." SFAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of income. The accounting provisions of SFAS 123R are effective for reporting periods beginning after June 15, 2005. We are required to adopt SFAS 123R in the fourth quarter of fiscal 2005. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. See Note 2 in our Notes to Consolidated Financial Statements for the pro forma net income and net income per share amounts, for fiscal 2002 through fiscal 2004, as if we had used a fair-value-based method similar to the methods required under SFAS 123R to measure compensation expense for employee stock incentive awards. Although we have not yet determined whether the adoption of SFAS 123R will result in amounts that are similar to the current pro forma disclosures under SFAS 123, we are evaluating the requirements under SFAS 123R and expect the adoption to have a significant adverse impact on our consolidated statements of operations and net income per share.

In December 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51* (FIN 46). FIN 46 replaces the earlier version of this interpretation issued in January 2003. FIN 46 addresses the consolidation by business enterprises of variable interest entities as defined. Application of FIN 46 is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application of FIN 46 to all other types of entities is required in financial statements for periods ending after March 15, 2004 with earlier application permitted if the original interpretation was previously adopted. We adopted the original interpretation and FIN 46 as of December 31, 2003 which did not have a material effect on our consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities,"* which is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of "underlying" to conform it to the language used in FASB Interpretation No. 45, *Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* and amends certain other existing pronouncements. We adopted SFAS No. 149 as of December 31, 2003 which did not have a material impact on our consolidated financial statements.

On May 15, 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. The Statement requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We do not have any outstanding financial instruments within the scope of the Statement and therefore the adoption of this statement on July 1, 2003, did not have a material effect on our consolidated financial statements.

In December 2004, the FASB issued FASB 151, Inventory Cost, an amendment of ARB No. 43, Chapter 4. This Statement shall be effective for financial statements for fiscal years beginning after June 15, 2005. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing" to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). We are evaluating the requirements under FASB 151 to determine the impact, if any, on our consolidated financial statements.

## 2. SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES

The consolidated financial statements reflect the application of the following accounting policies:

*Cash and Cash Equivalents*

Cash and cash equivalents include funds on hand, short-term money market investments, and certificate of deposit accounts with original maturities of 90 days or less.

*Revenue Recognition*

Our principal source of revenue is from customer dining transactions. Revenue is recognized at the time the meal is paid for by the customer, in the form of cash or credit card.

*Deferred Gains*

Deferred gains on sale-leaseback transactions are accreted to income as a reduction of rent expense over the related lease terms in accordance with SFAS No. 98, Accounting for Leases.

*Consideration Received from Vendors*

We record vendor rebates on products purchased by us as a reduction of cost of sales when the rebates are received.

*Inventories*

Inventories consist primarily of food, beverages, and supplies and are stated at the lower of cost, determined on a first-in, first-out basis (FIFO), or net realizable value.

*Fair Market Value of Financial Instruments*

The carrying value of cash equivalents, accounts receivable, other assets, accounts payable, accrued liabilities, and other liabilities approximate fair value due to the short-term nature of these instruments. Fixed rate long-term debt is currently at rates similar to current quotations for similar debt.

*Property and Equipment*

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives, while leaseholds are amortized over the shorter of 20 years or the lease term including option periods, which have economic penalties, and consist of the following (in thousands):

| | Useful Lives | December 27, 2004 | December 29, 2003 |
|---|---|---|---|
| | (years) | | (as restated) |
| Land | — | $ 534 | $ 534 |
| Land held for sale | — | 653 | 853 |
| Building and leasehold improvements | 4-20 | 66,017 | 64,100 |
| Kitchen equipment | 5-7 | 24,359 | 23,556 |
| Restaurant equipment | 5-10 | 8,160 | 9,210 |
| Smallwares and décor | 5-10 | 10,467 | 7,932 |
| Office equipment, software, and furniture | 5-7 | 6,816 | 6,660 |
| | | 117,006 | 112,845 |
| Less: Accumulated depreciation and amortization | | (51,026) | (44,736) |
| | | 65,980 | 68,109 |
| Construction in progress | | 464 | 20 |
| Total | | $ 66,444 | $ 68,129 |

Depreciation expense was $9,005,000 for 2004, $8,651,000 for 2003, and $8,038,000 for 2002.

Construction in progress (CIP) represents costs incurred by us during the development of future restaurant sites for fixtures and building improvements. As a result of lease cancellations of not yet built Bamboo Club locations (San Antonio, Texas, and Fort Worth, Texas), we wrote off construction in progress costs of $415,000 during 2002. Construction in progress for 2004 includes the costs incurred on construction of two of the new TGI Friday's locations that we will open in 2005 and the costs associated with a remodel project of another TGI Friday's location.

*Franchise Fees*

Franchise fees represent the value assigned to the franchise agreements in the regions acquired and to the licenses to operate the restaurants. These agreements provide for an initial term of 20 to 30 years, with two renewal terms of 10 years each. Franchise area goodwill represents goodwill allocated to the geographic area for developing purchased TGI Friday's restaurants, and it qualifies as an intangible asset with a determinable life. These costs are being amortized on a straight-line basis over the life of the agreement and consist of the following (in thousands):

| | Amortization Period | December 27, 2004 | December 29, 2003 |
|---|---|---|---|
| | (years) | | (as restated) |
| Purchased Franchise Territories | 20 | $ 719 | $ 769 |
| Franchise fees and license costs | 20-30 | 3,023 | 3,099 |
| Less: Accumulated amortization | | (1,321) | (1,177) |
| Total | | $ 2,421 | $ 2,691 |

*Goodwill*

We have recorded significant goodwill in conjunction with major acquisitions. During 2002, we adopted SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS 142 eliminates the amortization of all existing and newly acquired goodwill on a prospective basis and requires companies to assess goodwill impairment, at least annually, based on the fair value of the reporting unit. We no longer amortize goodwill.

As of the date of adoption, January 2002, we had unamortized goodwill of $25,149,000 that was subject to the transition provisions of SFAS Nos. 141 and 142. Accumulated amortization related to goodwill was $5,914,000 as of the date of adoption.

During 2002, we wrote off $1,160,000 of allocated goodwill associated with one closed location (Kansas City, MO) and two impaired locations (Palm Desert, CA and Citrus Heights, CA). After this goodwill write-off, at December 30, 2002, we performed a valuation in accordance with SFAS No.142 for the purpose of determining the amount of goodwill impairment. Based on the results of the valuation, no additional impairment was required. Additionally, during 2002, we reclassified $994,000 of goodwill to purchased franchise territories, which is classified as an intangible asset that requires amortization under SFAS No.142. Purchased franchise territories represents the estimated value we paid to acquire the franchise rights to develop restaurants in certain locations, at the date of original purchase. As a result of these transactions, goodwill was $22,995,000 at the end of 2002.

During 2003, we wrote off $1,310,000 in allocated goodwill associated with one closed Redfish Grill and Bar (Denver, CO), one closed TGI Friday's location (sale of Sacramento, CA), one impaired Bamboo Club location (Newport, KY), and one TGI Friday's location that closed in October 2004 (Salinas, CA). As a result of these transactions, goodwill was $21,685,000 at the end of 2003. At December 29, 2003, we performed a valuation in accordance with SFAS No.142 for the purpose of determining the amount of goodwill impairment. Based on the results of the valuation, no additional impairment was required.

During 2004, we wrote off $430,000 in allocated goodwill associated with the closure of our Oakland, CA TGI Friday's, where we elected not to renew a lease. As a result of this transaction, goodwill was $21,255,000 at the end of 2004. We also wrote off $50,000 of the purchased franchise territory related to the closure of this location. At December 27, 2004, we performed a valuation in accordance with SFAS No.142 for the purpose of determining the amount of goodwill impairment. Based on the results of the valuation, no additional impairment was required.

| **Goodwill Allocated to Areas** | **December 27, 2004** | **December 29, 2003 (as restated)** |
|---|---|---|
| Acquisition of California TGI Friday's | $ 9,460 | $ 9,890 |
| Acquisition of Midwest and Arizona TGI Friday's | 1,495 | 1,495 |
| Acquisition of Redfish | 300 | 300 |
| Acquisition of Bamboo Club | 10,000 | 10,000 |
| Total | $ 21,255 | $ 21,685 |

*Other Accrued Liabilities*

Other accrued liabilities consisted of the following (in thousands):

| | December 27, 2004 | December 29, 2003 (as restated) |
|---|---|---|
| Accrued payroll | $ 3,404 | $ 4,033 |
| Accrued property and sales tax | 2,085 | 1,968 |
| Accrued insurance | 766 | — |
| Accrued rent | 6,112 | 5,171 |
| Gift certificate liability | 1,636 | 1,504 |
| Lease Termination Fees | 2,175 | 1,725 |
| Royalty and Marketing Fees | 1,265 | 1,237 |
| Other accrued liabilities | 1,817 | 1,912 |
| Total | $ 19,260 | $ 17,550 |

*Income Taxes*

We utilize the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred taxes are provided based on temporary differences between the financial reporting basis and the tax basis of our assets and liabilities, using enacted tax rates in the years in which the differences are expected to reverse. Deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided as necessary.

*Earnings (Loss) Per Share*

Basic earnings (loss) per share ("EPS") is computed by dividing earnings (loss) available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or contracts to issue common stock were exercised or converted to stock or resulted in the issuance of stock that then shared in our earnings or losses.

For the years ended December 29, 2003 and December 30, 2002, the assumed exercise of outstanding stock options and warrants has been excluded from the calculations of diluted net loss per share as their effect is anti-dilutive.

We have calculated EPS in accordance with SFAS No. 128, *Earnings Per Share.* The following table sets forth basic and diluted EPS computations for the years ended December 27, 2004, December 29, 2003, and December 30, 2002 (in thousands, except per share amounts):

| | 2004 | | | 2003 (as restated) | | | 2002 (as restated) | | |
|---|---|---|---|---|---|---|---|---|---|
| | Per Share Net Income | Shares | Per Share Amount | Per Share Net Loss | Shares | Per Share Amount | Per Share Net Loss | Shares | Per Share Amount |
| Basic EPS | $ 953 | 14,642 | $ 0.07 | $ (2,144) | 14,179 | $ (0.15) | $ (8,750) | 14,105 | $ (0.62) |
| Effect of stock options and warrants | — | 7 | — | — | 1 | — | — | 594 | — |
| Anti-dilutive stock options and warrants | — | — | — | — | (1) | — | — | (594) | — |
| Diluted EPS | $ 953 | 14,649 | $ 0.07 | $ (2,144) | 14,179 | $ (0.15) | $ (8,750) | 14,105 | $ (0.62) |

*Segment Reporting*

We have three operating segments that are managed based on our restaurant concepts, TGI Friday's, Bamboo Club, Redfish, and Alice Cooper'stown. SFAS No. 131 allows for aggregation of similar operating segments into a single reportable operating segment if the components are considered similar under certain criteria. The restaurants operate in the U.S. within the casual dining industry, providing similar products to similar customers. The restaurants also possess similar pricing structures, resulting in similar long-term expected financial performance characteristics. Revenues from external customers are derived principally from food and beverage sales. We do not rely on any major customers as a source of revenue. As a result of the foregoing, we believe that our restaurants meet the criteria supporting aggregation of all restaurants into one reporting unit.

However, because of each brands age and relative business maturity, and because of differing levels of marketing and brand recognition, each brand currently has somewhat different economic results. Also, we do not allocate any cost of capital or general and administrative cost directly to the restaurants.

The following table reflects TGI Friday's and Bamboo Club brand financial data for the year ended December 27, 2004 (dollar amounts in thousands):

| | TGI Friday's | Bamboo Club |
|---|---|---|
| Brand Revenues | $ 187,546 | $ 26,106 |
| Restaurant Operating Profit (loss) | $ 17,792 | $ (1,129) |
| Average Number of Restaurants | 53.0 | 12.3 |
| Average Annual Unit Volumes | $ 3,539 | $ 2,122 |

*Stock-Based Compensation Plans*

SFAS No.123, *Accounting for Stock-Based Compensation*, was issued by the FASB in 1995 and, if fully adopted, changed the methods for recognition of cost on plans similar to those of our company. Adoption of SFAS No. 123 was optional; however, pro forma disclosures as if we had adopted the cost recognition method are required. Had compensation cost for stock options awarded under these plans been determined consistent with SFAS No. 123, our net income (loss) and EPS would have reflected the following pro forma amounts:

| | December 27, 2004 | December 29, 2003 (as restated) | December 30, 2002 (as restated) |
|---|---|---|---|
| | (In Thousands, Except Per Share Amounts) | | |
| Net Income (loss) as reported | $ 953 | $ (2,144) | $ (8,750) |
| Employee stock compensation expense included in net income (loss), as reported Pro Forma Employee Compensation Expense | $ (731) | $ (944) | $ (1,047) |
| Pro Forma net income (loss) | $ 222 | $ (3,088) | $ (9,797) |
| Earnings (loss) per share: | | | |
| Shares | 14,649 | 14,179 | 14,105 |
| As Reported-basic and diluted | $ 0.07 | $ (0.15) | $ (0.62) |
| Pro Forma-basic and diluted | $ 0.02 | $ (0.21) | $ (0.69) |

The weighted average fair value at the date of grant for options granted during fiscal 2004, 2003, and 2002 were estimated using the Black-Scholes option pricing model with the following assumptions: weighted average risk-free interest rate of 3.03%, 3.00%, and 2.73%, respectively; weighted average volatility of 68.94%, 65.6%, and 53.7%, respectively; average life of the option of three years, four years, and four years, respectively; and weighted average dividend yield of 0.0% in all years.

Details regarding the options outstanding as of December 27, 2004 are as follows:

| Range of Exercise Price. | Outstanding Number of Shares | Outstanding Weighted Average Remaining Contractual Life | Outstanding Weighted Average Exercise Price | Exercisable Number of Shares | Exercisable Weighted Average Exercise Price |
|---|---|---|---|---|---|
| $1.67 - $2.75 .......... | 1,739,500 | 4.56 years | $ 2.17 | 1,390,512 | $ 2.18 |
| $2.76 - $4.00 .......... | 1,242,918 | 4.91 years | $ 3.35 | 1,228,751 | $ 3.35 |
| $4.01 - $6.01 .......... | 328,083 | 7.40 years | $ 4.78 | 220,162 | $ 4.77 |
| Total ........................ | 3,310,501 | | | 2,839,425 | |

*Derivative Financial Instruments*

We have only limited involvement with derivative financial instruments and do not use them for trading purposes. We utilize an interest rate swap agreement to hedge the effects of fluctuations in interest rates related to one of our long-term debt instruments. The interest rate swap agreement meets the criteria for cash flow hedge accounting. Amounts receivable or payable due to settlement of the interest rate swap agreement are recognized as interest expense on a monthly basis. A mark-to-market adjustment is recorded as a component of stockholders' equity, net of taxes, to reflect the fair value of the interest rate swap agreement. We discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective.

In conjunction with the Bank of America development facility, we have an interest rate swap agreement with Bank of America, which fixes our base interest rate at 6.26% per annum on a notional amount of $12,500,000 from July 2002 through June 2014. The swap qualifies as a cash flow hedge in accordance with SFAS No. 133, as amended. On a periodic basis, we adjust the fair market value of the swap on the consolidated balance sheet and offset the amount of the change to other comprehensive income (loss). As of December 27, 2004 and December 29, 2003, the fair value of the hedge resulted in a liability of $1,162,473 and $1,471,893, respectively.

We have a second interest rate swap agreement with Bank of America. This swap agreement effectively fixes our interest rate at 5.65% per annum (plus credit spread) on a notional amount of $10,700,000 from May 2002 through May 2012. The swap qualifies as a cash flow hedge in accordance with SFAS No. 133, as amended. On a periodic basis, we adjust the fair market value of the swap on the consolidated balance sheet and offset the amount of the change to other comprehensive income (loss). As of December 27, 2004 and December 29, 2003, the fair value of the hedge resulted in a liability of $682,569 and $911,798, respectively.

We also had a third interest rate swap agreement with Bank of America on a note held by CNL Funding with a remaining unpaid balance of $5,516,000. The interest rate on the note, 9.457%, was the same as the interest rate to be received under the interest rate swap agreement. On a quarterly basis, we adjusted the fair market value of the swap on the consolidated balance sheet and offset the amount of the change to other comprehensive income (loss). As of December 29, 2003, the fair value of the hedge resulted in an asset of $330,582. During the period ended December 27, 2004, we terminated this interest rate swap agreement and recorded a gain of $178,000.

| Comprehensive Income (Loss) | December 27, 2004 | December 29, 2003 | December 30, 2002 |
|---|---|---|---|
| | | (as restated) | (as restated) |
| Net Income (loss) | $ 953 | $ (2,144) | (8,750) |
| Other comprehensive income (loss), for the periods ended December 27, 2004, December 29, 2003, and December 30, 2002, respectively | 208 | 451 | (2,302) |
| Comprehensive income (loss) | $ 1,161 | $ (1,693) | $ (11,052) |

*Accounting for Long-Lived Assets and Impairment Charges*

Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) from an asset to be held and used in operations is less than the carrying value of the asset, an impairment loss must be recognized in the amount of the difference between the carrying value and the fair value of the assets.

We have a policy of reviewing the financial operations of our restaurant locations on at least a quarterly basis. Locations that are not meeting expectations are identified and continue to be monitored closely throughout the year. Primarily in the fourth quarter, we review actual results and budgets for the ensuing year are analyzed. If we deem that a location's results will continue to be below expectations, we consider alternatives for its continued operation. At that time, we perform asset impairment testing. If it is determined that the fair value of an asset is greater than its carrying value, an impairment charge is recorded. Upon a triggering event such as a formal decision for abandonment (restaurant closure), we may record additional impairment of assets, including an allocation of goodwill. Any carryover basis of assets is depreciated over the respective remaining useful lives.

Fair value of assets is determined primarily on the likelihood of future use of the assets through operations or by the value that could be received for the asset if sold.

Other charges include write-offs of allocated goodwill, severance costs, lease and contract termination fees, professional service costs, and settlement of litigation. During fiscal years 2004, 2003, and 200, we recorded asset impairment charges and other as follows (in thousands):

| | December 27, 2004 | December 29, 2003 | December 30, 2002 |
|---|---|---|---|
| Long-lived asset impairments and other | $ 310 | $ 3,051 | $ 4,323 |
| Write-off of goodwill allocated to closed orimpaired stores | — | 905 | 1,160 |
| Provision for severance. | — | 300 | — |
| Lease cancellation charges | 875 | 500 | 2,060 |
| Impairment of receivables (Management Agreement) | — | 800 | — |
| Write-down of land (El Paso, Texas) | 200 | 350 | 400 |
| Total impairment charges and other | $ 1,385 | $ 5,906 | $ 7,943 |

The long-lived asset impairment amount in the table above represents the net book value of the fixed assets that will not be recovered through regular operations, computed on a discounted cash flow basis. The amount in 2004 is attributable primarily to the impairment of one Bamboo Club location. The amount in 2003 is attributable primarily to impairments of two Bamboo Club locations and the closure of one Redfish location. The amount in 2002 is attributable primarily of impairments related to six TGI Friday's locations; three not yet built Bamboo Club locations; and one Redfish location.

Valuation Reserves

Valuation reserves for the years ended December 27, 2004, December 29, 2003, and December 30, 2002, consist of the following:

| | Balance at Beginning of Period | Expense Recorded | Payments Made | Balance at End of Period |
|---|---|---|---|---|
| Reserve for legal settlement losses: | | | | |
| Year ended December 27, 2004 | $ — | $ — | $ — | $ — |
| Year ended December 29, 2003 | $ — | $ — | $ — | $ — |
| Year ended December 30, 2002 | $ 34,000 | $ (30,000) | $ (4,000) | $ — |
| Insurance and claims reserves (prepaids): | | | | |
| Year ended December 27, 2004 | $ (73,108) | $ 5,992,668 | $ (5,153,298) | $ 766,262 |
| Year ended December 29, 2003 | $ 1,415,300 | $ 6,694,400 | $ (8,182,808) | $ (73,108) |
| Year ended December 30, 2002 | $ 2,616,300 | $ 9,629,935 | $ (10,830,935) | $ 1,415,300 |

3. INCOME TAXES

Income tax expense (benefit) consists of the following (in thousands):

| | Current | Deferred | Total |
|---|---|---|---|
| Year ended December 27, 2004: | | | |
| U.S. Federal | $ — | $ — | $ — |
| State and local | — | — | — |
| | $ — | $ — | $ — |
| Year ended December 29, 2003: | | | |
| U.S. Federal | $ — | $ — | $ — |
| State and local | — | — | — |
| | $ — | $ — | $ — |
| Year ended December 30, 2002: | | | |
| U.S. Federal | $ (341) | $ 1,536 | $ 1,195 |
| State and local | — | 114 | 114 |
| | $ (341) | $ 1,650 | $ 1,309 |

Deferred income taxes arise due to differences in the treatment of income and expense items for financial reporting and income tax purposes. In the current year, we generated a net operating loss. The effect of temporary differences and carryforwards that gave rise to deferred tax balances at December 27, 2004 and December 29, 2003, were as follows (in thousands):

| Net Deferred Tax Assets/(Liabilities) | December 27, 2004 | December 29, 2003 (as restated) |
|---|---|---|
| | (In Thousands) | |
| Temporary differences: | | |
| Basis differences in investments | $ 60 | $ 558 |
| Basis differences in depreciable and amortizable assets | (5,403) | (4,709) |
| Provision for estimated expenses | 5,321 | 2,373 |
| Revenue recognition | 47 | 36 |
| Interest rate swap | 738 | 821 |
| Tax carryforwards: | | |
| General business and AMT credits | 5,631 | 5,791 |
| Charitable contribution | — | 7 |
| Net operating loss and capital loss carryforwards | 3,039 | 5,084 |
| Valuation reserve | (9,433) | (9,961) |
| Total | $ — | $ — |

At December 27, 2004, we had approximately $12,800,000 federal net operating and tax credit carryforwards to be used to offset future income for federal income tax purposes. These carryforwards expire in the years 2011 to 2023. The net change in the total valuation allowance for the year ended December 27, 2004 and December 29, 20023, is the result of providing a full valuation allowance against all deferred tax assets because of the significant loss in 2002 and 2003.

We believe that our ability to utilize our net operating loss carryforwards and certain of our general business and AMT credits to offset future taxable income within the carryforward periods under existing tax laws and regulations is subject to future profitability. However, because we have suffered significant net losses in the last three years, we have concluded that a 100% valuation allowance against our net deferred tax assets continues to be warranted. Reconciliations of the federal income tax rate to our effective tax rate were as follows:

| | December 27, 2004 | December 29, 2003 | December 30, 2002 |
|---|---|---|---|
| Statutory federal rate | 34.0% | (34.0)% | (34.0)% |
| State taxes, net of federal benefit | — | — | 1.3 |
| Nondeductible expenses | 1.92% | 0.66 | 0.23 |
| Expiration of capital loss | — | — | 13.3 |
| Change in valuation allowance | (35.92) | 33.34 | 37.17 |
| | 0.0% | 0.0% | 18.0% |

At December 27, 2004 and December 29, 2003, $91,000 and $384,000, respectively, of estimated income tax payments are included in prepaid expenses.

4. LINE OF CREDIT

We had a $2.5 million, one-year revolving line of credit with a bank that expired in December 2004. Subsequent to year end we entered into negotiations for a one-year renewal of this line.

5. LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

| | Maturity Dates | Interest Rates as of December 27, 2004 | Annual Principal Payments | December 27, 2004 | December 29, 2003 |
|---|---|---|---|---|---|
| CNL Term Loan II, secured by assets of 16 TGI Friday's Restaurants | 2012-13 | 9.457% | $ 1,176 | $ 13,199 | $ 14,375 |
| Bank of America | 2013-15 | 5.09% | 961 | 15,085 | 16,046 |
| Merrill Lynch | 2007-10 | 5.21% | 1,171 | 3,858 | 5,029 |
| GE Capital | 2006-14 | 5.91-6.31% | 1,305 | 11,487 | 12,792 |
| GMAC | 2013 | 8.75-10.56% | 988 | 2,454 | 3,442 |
| Total | | | $ 5,601 | 46,083 | 51,684 |
| Less current portion | | | | (3,851) | (3,815) |
| Total | | | | $ 42,232 | $ 47,869 |

We had a $15 million financing commitment through GE Franchise Finance that expired in 2004 unused.

All of our loan agreements contain various financial covenants that are generally measured at the end of each calendar quarter. There are two key covenants we must meet. One loan agreement requires a cash flow coverage test, which requires us to produce a level of earnings before interest, taxes, depreciation, and amortization and other unusual gains or losses (EBITDA) in excess of the next 12 months amount of the principal and interest under our debt obligations. Other loan agreements modify this covenant for items such as pre-opening costs and rent expense, making it more of a fixed charge coverage test.

Another covenant restricts the aggregate amount of total senior debt we can have to a multiple of EBITDA.

At December 27, 2004, we met all of the financial covenants, as amended, for all debt agreements. All long-term debt is secured by certain assets of various restaurant locations.

Maturities of long-term debt, giving effect to the borrowings discussed above, were as follows at December 27, 2004 (in thousands):

| | |
|---|---|
| 2005 | $ 3,851 |
| 2006 | 4,143 |
| 2007 | 4,424 |
| 2008 | 4,472 |
| 2009 | 4,833 |
| Thereafter | 24,360 |
| Total | $ 46,083 |

6. STOCKHOLDERS' EQUITY

Stock Options

We have an Incentive Stock Option Plan (the "2002 Plan") that provides for the issuance of options to acquire up to 1,000,000 shares of our common stock. The options are intended to qualify as incentive stock options within the meaning of Section 422A of the Internal Revenue Code or as options which are not intended to meet the requirements of such section ("non-qualified stock options"). Awards granted under the 2002 Plan also may include stock appreciation rights and restricted stock awards.

The exercise price of all incentive stock options granted under the 2002 Plan must be at least equal to the fair market value of such shares as of the date of grant or, in the case of incentive stock options granted to a holder of 10% or more of the our common stock, at least 110% of the fair market value of such shares on the date of grant. The plan administrator (currently the Board of Directors) sets the term of each stock option, but no incentive stock option may be exercisable more than 10 years after the date such option is granted. We also have granted options under the 1990, 1995, and 1999 Incentive Stock Option Plans, all of which contain similar terms to the 2002 Plan.

On June 17, 2003, we issued approximately 291,250 options to directors, management, and key employees with an exercise price of $2.17 per share, the fair market value of our common stock on the date of grant.

We are also authorized to issue or have outstanding options under all of our unexpired stock option plans. During 2004, we issued 22,500 stock options.

A summary of the status of our stock option plans at December 27, 2004, December 29, 2003, and December 30, 2002, and changes during the years then ended is presented in the table below:

| | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | Shares | Wtd. Avg. Price | Shares | Wtd. Avg. Price | Shares | Wtd. Avg. Price |
| Options outstanding at beginning of period | 3,857,754 | $ 3.10 | 3,487,420 | $ 3.30 | 3,234,497 | $ 3.14 |
| Granted | 22,500 | 2.10 | 630,250 | 2.15 | 444,250 | 2.87 |
| Exercised | — | — | — | — | (117,664) | 3.26 |
| Canceled | (569,753) | 3.30 | (259,916) | 3.64 | (73,663) | 3.43 |
| Options outstanding at end of period | 3,310,501 | 2.87 | 3,857,754 | 3.10 | 3,487,420 | 3.30 |
| Exercisable at end of period | 2,839,425 | 2.89 | 2,828,254 | 3.12 | 2,624,780 | 3.03 |
| Weighted average fair value of options granted | | $ 1.42 | | $ 1.50 | | $ 3.04 |

Common Stock Warrants

As of December 29, 2003, we had 231,277 outstanding warrants to acquire our common stock with our lenders in connection with the issuances of previously paid-off debt. These warrants expired in March 2004.

## 7. COMMITMENTS AND CONTINGENCIES

### Development Agreements

We are obligated under separate development agreements with TGI Friday's Inc. to open 16 new TGI Friday's restaurants through 2009. The development agreements give TGI Friday's Inc. certain remedies in the event we fail to timely comply with the development agreements, including the right, under certain circumstances, to terminate our exclusive rights to develop restaurants in the related franchised territory. Our development territories include most of Arizona, Nevada, New Mexico, Southern California, and the El Paso metropolitan areas. We anticipate building three to four new TGI Fridays during 2005 and we are currently negotiating for two new TGI Friday's restaurant sites for 2006.

### Franchise, License, and Marketing Agreements

In accordance with the terms of the TGI Friday's restaurant franchise agreements, we are required to pay franchise fees of $50,000 ($25,000 for our Southern California locations) for each restaurant opened. We also are required to pay a royalty of up to 4% of gross sales, although we have entered into California Development Incentive Agreement which will reduce a portion of these fees. Royalty expense was approximately $7,510,000, $7,476,000, and $7,444,000 under these agreements during 2003, 2002, and 2001, respectively. In addition, we could be required to spend up to 4% of gross sales on marketing. Marketing expense for TGI Friday's restaurant locations under these agreements was approximately $6,195,000, $5,250,000, and $4,772,000 during 2004, 2003, and 2002, respectively.

Operating Leases

We lease land and restaurant facilities under operating leases having terms (including option periods) expiring at various dates through October 2022. The restaurant leases have from two to three renewal clauses of five years each at our option, and have provisions for contingent rentals based upon a percentage of gross sales. Our minimum future lease payments as of December 27, 2004, were as follows (in thousands):

| | |
|---|---|
| 2005 | $ 12,349 |
| 2006 | 12,614 |
| 2007 | 12,497 |
| 2008 | 12,050 |
| 2009 | 11,528 |
| Thereafter | 70,672 |
| Total | $ 131,733 |

Rent expense during 2004, 2003, and 2002 was approximately $12.3 million, $12.5 million (as restated), and $12.1 million (as restated), respectively. In addition, we paid contingent rentals of $840,000, $958,000, and $1,061,000 during 2004, 2003, and 2002, respectively. The difference between rent expense and rent paid due to recording expenses on the straight-line method is included in other liabilities and deferred credits in the accompanying consolidated balance sheets.

Contingencies

In the normal course of business, we are named as a defendant in various claims and litigation matters. From time to time, we are subject to routine contract, negligence, employment related, and other litigation in the ordinary course of business.

We are involved in two lawsuits filed on behalf of current employees, seeking damages, under California law, for both missed breaks and missed meal breaks the employees allege they did not receive. These lawsuits seek to establish a class action relating to our California operations. We intend to vigorously defend these lawsuits, both on the merits of the employees' cases and the issues relating to class action status.

The state of California initiated a sales tax audit of our restaurants and determined that the optional 15% gratuity added to checks for parties of eight or more should have been subject to sales tax and, as such, has assessed taxes and related penalties of initially approximately $900,000, but which have since been reduced to approximately $484,000. We have vigorously contested this assessment. The first of various appeal conferences was held on November 13, 2003. In February 2004, we were notified that our appeal was denied by the appeals officer. We are in the process of preparing a second appeal to the full state of California Franchise Tax Board. We are unable to predict the outcome of this proceeding.

Other than the preceding, we are not subject to any pending litigation that we believe will have a material adverse effect on our business, financial condition, results of operations, or liquidity.

We are also subject, from time to time, to audit by various taxing authorities reviewing our income, property, sales, use, and payroll taxes. We believe that any finding from such audits will not have a material impact on our financial condition, results of operations, or liquidity.

8. BENEFIT PLANS

We maintain a 401(k) Savings Plan for all of our employees. We currently match 50% of the participants' contributions up to the first 4%. Contributions made by us were approximately $234,000, $235,000, and $257,000, during 2004, 2003, and 2002, respectively.

9. SUBSEQUENT EVENTS

Subsequent to the year ended December 27, 2004, we completed negotiations and entered into an agreement with the landlord of the Bamboo Club in Aventura, FL, to terminate the lease and we closed this restaurant on February 24, 2005. We also completed negotiations and entered into an agreement with the landlord of the Bamboo Club in Newport, KY to terminate the lease and to close this restaurant on May 31, 2005.

Additionally, we completed negotiations and entered into an agreement with the landlord in Columbus OH, where we had not yet built a restaurant, to terminate the lease.

In February 2005, we paid $575,000 in lease termination fees for Aventura, FL and Columbus OH.

# Executive Officers

**John F. Antioco**
Chairman of the Board

**William G. Shrader**
President and Chief Executive Officer

**Michael Garnreiter**
Chief Financial Officer,
Executive Vice President
and Treasurer

**Stuart Gee**
Executive Vice President,
Restaurant Operations

**Michael J. Herron**
General Counsel and Secretary

## Corporate Headquarters

Main Street Restaurant Group
5050 North 40th Street
Suite 200
Phoenix, Arizona 85018
Phone: (602) 852-9000
Fax: (602) 852-0001

## Website Address

www.mainstreetrestaurantgroup.com

## Legal Counsel

Greenburg, Traurig, LLP
Phoenix, Arizona

## Independent Public Accountants

Mayer Hoffman McCann P.C.
Phoenix, Arizona

# Corporate Information

## Stock Transfer Agent

Computershare Trust Co., Inc.
Lakewood, Colorado

## Annual Meeting

Our Annual Meeting of Stockholders will take place on June 8, 2005 at 10:00 A.M., at Millennium Resort, 7401 North Scottsdale Road, Paradise Valley, Arizona 85253.

## Form 10-K and Additional Information

Stockholders may obtain additional copies of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K, without charge, upon written request to Michael Garnreiter at the Company's corporate headquarters.

Form 10-K and additional information are also available on the Company's website.

## Stock Listing

Ticker Symbol: MAIN on NASDAQ/NMS
Newspaper Listing: MainSt

## Share Price Data

A summary of the high and low closing sales prices per share for the Company's Common Stock follows:

| 2004 | High | Low |
|---|---|---|
| 1st Quarter | $ 4.45 | $ 1.91 |
| 2nd Quarter | 2.79 | 1.81 |
| 3rd Quarter | 2.11 | 1.43 |
| 4th Quarter | 1.82 | 1.20 |

| 2003 | High | Low |
|---|---|---|
| 1st Quarter | $ 1.91 | $0.67 |
| 2nd Quarter | 2.12 | 0.76 |
| 3rd Quarter | 2.50 | 1.89 |
| 4th Quarter | 2.80 | 1.88 |

The Company has never paid dividends on its Common Stock and does not anticipate that it will do so in the foreseeable future.


MAIN STREET
RESTAURANT GROUP, INC.

5050 North 40th Street, Suite 200 · Phoenix, Arizona 85018 · (602) 852-9000
www.mainstreetrestaurantgroup.com